     As filed with the Securities and Exchange Commission on July 29, 1999
                                                     Registration No. 333-79373
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               NetIQ Corporation
            (Exact name of Registrant as specified in its charter)

            Delaware                           7372                        77-0405505
(State or other jurisdiction of    (Primary Standard Industrial         (I.R.S. Employer
 incorporation or organization)    Classification Code Number)       Identification Number)

                                ---------------

                               NetIQ Corporation
                             5410 Betsy Ross Drive
                         Santa Clara, California 95054
                                (408) 330-7000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                ---------------

                                Ching-Fa Hwang
                     President and Chief Executive Officer
                               NetIQ Corporation
                             5410 Betsy Ross Drive
                         Santa Clara, California 95054
                                (408) 330-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------

                                  Copies to:
      Thomas C. DeFilipps, Esq.               William D. Sherman, Esq.
  Wilson Sonsini Goodrich & Rosati            Morrison & Foerster LLP
      Professional Corporation                   755 Page Mill Road
         650 Page Mill Road                 Palo Alto, California 94304
     Palo Alto, California 94304                   (650) 813-5600
           (650) 493-9300

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                ---------------

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
   NetIQ hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until NetIQ shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 29, 1999

                                3,000,000 Shares

                         [LOGO OF NET IQ APPEARS HERE]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $11.00 and $13.00 per share. We have been approved to list our common stock on The Nasdaq Stock Market's National Market under the symbol "NTIQ."

  The underwriters have an option to purchase a maximum of 450,000 additional shares to cover over-allotments of shares.

  Investing in the common stock involves risks. See "Risk Factors" on page 5.

                                                      Underwriting
                                             Price     Discounts
                                               to         and        Proceeds
                                             Public   Commissions    to NetIQ
                                             ------   ------------   --------
Per Share..................................  $           $            $
Total......................................  $           $            $

  Delivery of the shares of common stock will be made on or about      , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                         BancBoston Robertson Stephens

                                                               Hambrecht & Quist

                  This prospectus is dated             , 1999.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  16
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  33

                                                                            Page
                                                                            ----
Management.................................................................  47
Certain Transactions.......................................................  57
Principal Stockholders.....................................................  59
Description of Capital Stock...............................................  61
Shares Eligible for Future Sale............................................  64
Underwriting...............................................................  66
Notice to Canadian Residents...............................................  68
Legal Matters..............................................................  69
Experts....................................................................  69
Where To Find Other NetIQ Documents........................................  69
Index to Consolidated Financial Statements................................. F-1

                               ----------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this prospectus is accurate only on the date of this document.


                     Dealer Prospectus Delivery Obligation

  Until      , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

[Inside gatefold: Descriptive text accompanying graphic depiction of computer console screen, computers and servers.

Applications Management Optimizing Performance and Availability for Highly Complex Windows NT Environments

 .    Centrally manages the performance of distributed Windows NT-based systems and applications

 .    Helps ensure the availability of systems and applications through automated problem detection and correction

 .    Designed specifically for the Windows NT environment

 .    Integrates with leading systems management frameworks

NetIQ's Comprehensive Approach

NetIQ believes that the combination of AppManager's comprehensive functionality together with its use of familiar and native Microsoft technology and standards provides a superior solution for managing systems and applications in distributed Windows NT environments.

Comprehensive and Easy to Use

The NetIQ AppManager Suite provides a consolidated view of a business' entire Windows NT environment from a central, easy-to-use console.

Scalable and Reliable

The NetIQ AppManager Suite is highly reliable and scales easily to accommodate a business' rapid growth in the number of windows NT-based servers and applications.

Extensible and Interoperable

The NetIQ AppManager Suite can be easily extended to monitor a business' custom applications without having to learn proprietary languages. And IT personnel can easily integrate the NetIQ AppManager Suite with network and systems management frameworks right "out-of-the-box."]

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully.

                               NetIQ Corporation

  We develop applications management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. As the use of Windows NT in highly complex computing environments, including the Internet, continues to expand, businesses are increasingly relying on Windows NT-based systems and applications for critical business functions. These applications include Microsoft Exchange Server, Lotus Domino/Notes, Oracle, Citrix WinFrame, Microsoft Internet Information Server and Microsoft SQL Server. As a result, businesses are facing new challenges in managing their highly complex Windows NT environments.

  Our NetIQ AppManager Suite helps businesses address these challenges by providing a comprehensive and automated solution to optimize the performance and availability of these systems and applications and reduce associated support costs. AppManager's architecture scales easily to accommodate rapid growth in the number of servers and applications and can be closely integrated with existing system, network and hardware management solutions. Moreover, AppManager's comprehensive functionality and ease of use resulting from its use of familiar Microsoft technology and standards offer a superior solution for managing diverse Windows NT-based systems and applications in highly complex computing environments, including the Internet.

  Our products are used by businesses in a wide variety of industries and computing environments. As of the date of this prospectus, we license our AppManager products to more than 400 customers, including ALCOA, AT&T, Boeing Shared Services Group, Charles Schwab & Co., Countrywide Home Loans, Dell Computer, General Electric, Georgia-Pacific, Glaxo Wellcome, Merck & Co., Microsoft, Nabisco, NationsBank, Nordstrom Information Systems, Pfizer, Shell Services International, Southern Company Services, the Department of Veterans Affairs and Wells Fargo Bank N.A. We have established development and/or marketing relationships with Citrix, Compaq, Computer Associates, Dell Computer, Hewlett-Packard, IBM, including both its Lotus and Tivoli subsidiaries, Microsoft and Oracle.

  We were incorporated in California in June 1995 and our revenue has increased from $0.4 million in fiscal 1997 to $7.1 million in fiscal 1998 to $15.1 million in the nine months ended March 31, 1999. We incurred net losses of $3.1 million in fiscal 1998 and $0.5 million in the nine months ended March 31, 1999 and at March 31, 1999 we had an accumulated deficit of $6.8 million.

  Our principal executive offices are located at 5410 Betsy Ross Drive, Santa Clara, California 95054, and our telephone number is (408) 330-7000. Our Web address is www.netiq.com. Information contained on our Web site does not constitute part of this prospectus.

                                  ------------


  NetIQ, AppManager, Knowledge Scripts and Work Smarter are registered United States trademarks of NetIQ. NetIQ Partner Network and the NetIQ logo are also trademarks of NetIQ. This prospectus also contains trademarks and tradenames of other companies.

                                  The Offering

 Common stock offered........................  3,000,000 shares
 Common stock to be outstanding after this
  offering................................... 14,624,274 shares
 Use of proceeds............................. For working capital, capital expenditures and potential
                                              strategic investments or
                                              acquisitions. See "Use of
                                              Proceeds" on page 17 of this
                                              prospectus
 Nasdaq National Market symbol............... NTIQ

  Except as otherwise indicated, all references to the number of outstanding shares of common stock are based on shares outstanding as of March 31, 1999 and assume no exercise of the underwriters' over-allotment option and the conversion of each outstanding share of convertible preferred stock into one share of common stock immediately prior to the closing of this offering. Also, the information in this prospectus reflects the effects of a 2-for-3 reverse stock effected in July 1999 and assumes that the initial public offering price will be $12.00 per share, the midpoint of the range disclosed on the cover of this prospectus.

  Please see "Capitalization" on page 18 of this prospectus for a more complete discussion regarding the outstanding shares of common stock, securities to purchase common stock and other related matters.

                   Summary Consolidated Financial Information

  The pro forma consolidated balance sheet data summarized below gives effect to the conversion of outstanding preferred stock into common stock upon completion of this offering. The pro forma consolidated balance sheet data also reflects the repayment of a $5.0 million promissory note plus accrued interest and the application of the net proceeds received in connection with the exercise of a warrant to purchase 280,025 shares of common stock at an exercise price of $10.80 per share. See "Capitalization" on page 18 of this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 21 of this prospectus and "Description of Capital Stock" on page 61 of this prospectus for further information regarding this warrant and the promissory note. The pro forma as adjusted consolidated balance sheet data summarized below reflects the application of the net proceeds from the sale of the 3,000,000 shares of common stock offered by NetIQ at the assumed initial public offering price of $12.00 and after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                                Nine Months
                                     Year Ended June 30,      Ended March 31,
                                   -------------------------  ----------------
                                    1996     1997     1998     1998     1999
                                   -------  -------  -------  -------  -------
                                    (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
 Revenue.......................... $    --  $   388  $ 7,070  $ 3,420  $15,109
 Gross profit.....................      --      333    6,428    3,058   13,683
 Loss from operations.............  (1,006)  (2,397)  (3,373)  (3,081)    (590)
 Net loss.........................    (909)  (2,281)  (3,111)  (2,866)    (501)
 Basic and diluted net loss per
  share........................... $ (1.55) $ (1.62) $ (1.34) $ (1.31) $ (0.15)
 Shares used to compute basic and
  diluted net loss per share......     587    1,411    2,325    2,192    3,294
 Pro forma basic and diluted net
  loss per share..................                   $ (0.32)          $ (0.05)
                                                     =======           =======
 Shares used to compute pro forma
  basic and diluted net loss per
  share...........................                     9,725            10,694
                                                     =======           =======

                                                          March 31, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
                                                          (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents........................ $11,565  $ 9,476    $41,821
 Working capital..................................   5,076    7,987     40,332
 Total assets.....................................  17,613   15,524     47,869
 Long term obligations, less current portion......     241      241        241
 Total stockholders' equity.......................   5,971    8,882     41,227

                                  RISK FACTORS

  You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

We have a history of losses, we expect to incur losses in the future and we may not ever become profitable.

  We were founded in June 1995, and our limited operating history makes it difficult to forecast our future operating results. We have not been profitable in any quarter since inception, and we incurred net losses of $0.9 million for the period from inception through June 30, 1996, $2.3 million for fiscal 1997, $3.1 million for fiscal 1998 and $0.5 million for the nine months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $6.8 million. We expect to continue to incur net losses in the near future and possibly longer. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop our technology, expand our distribution channels and increase our sales and marketing activities. These efforts may prove more expensive than we currently anticipate and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If we fail to increase our revenues to keep pace with our expenses, we will continue to incur losses. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis. For more detailed information regarding our operating results and financial condition, please see "Selected Consolidated Financial Data" on page 20 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus.

Our revenue may not continue to grow at the same rate in the future as it has in the past.

  Although our revenue has grown substantially in recent quarters, we do not expect our revenue to grow at such a rapid rate in the future, and our revenue could in fact decline. Our total revenue has grown from $0.4 million in fiscal 1997 to $7.1 million in fiscal 1998 to $15.1 million in the nine months ended March 31, 1999. This growth rate reflects the relatively recent introduction of our AppManager product suite in the U.S. and abroad. As our business matures, it is unlikely that our revenue will continue to grow at the same rapid pace as it has since we introduced AppManager in 1997. If our revenue does not increase at or above the rate analysts expect, the trading price for our common stock may decline. We believe that our future growth rates will depend on our ability to expand our penetration of our existing markets, which will require significant expenses that we may not have sufficient resources to undertake.

Unanticipated fluctuations in our quarterly operating results due to such factors as change in the demand for AppManager and changes in the market for Windows NT and related products could affect our stock price.

  We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results, and you should not rely on them as an indication of our future performance. If our quarterly operating results fail to meet the expectations of analysts, the trading price of our common stock could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this "Risk Factors" section of the prospectus, including many that are beyond our control. These factors include:

  . Changes in demand for AppManager or for applications management software solutions generally, including any changes in customer purchasing patterns relating to year 2000 concerns
  . Changes in demand for Windows NT-based systems and applications
  . Increased competition in general and any changes in our pricing policies that may result from increased competitive pressures

  . Varying budgeting cycles of our customers and potential customers
  . Varying size, timing and contractual terms of enterprise-wide orders for our products
  . Our ability to develop and introduce on a timely basis new or enhanced versions of our products
  . Potential downturns in our customers' businesses, in the domestic or international economies
  . Changes in the mix of revenue attributable to domestic and international sales
  . Software defects and other product quality problems
  . Changes in the mix of revenue attributable to higher-margin software license revenue as opposed to substantially lower-margin service revenue

If a large number of the orders that are typically booked at the end of a quarter are not booked, our net income and revenue for that quarter could be substantially reduced.

  A majority of our software license revenue in any quarter depends on orders booked and shipped in the last month, weeks or days of that quarter. At the end of each quarter, we typically have either minimal or no backlog of orders for the subsequent quarter. If a large number of orders or any large, enterprise-wide orders are not placed or are deferred, our net income and revenue in that quarter could be substantially reduced.

If customers that are delaying introducing new software products to their computing environments to avoid potential year 2000 problems also delay purchases of our software, our revenue will be lower.

  Prior to the end of 1999 and continuing into 2000, there is likely to be an increased customer focus on addressing year 2000 compliance issues. Some customers have indicated to us that they will delay deployment of new software, including new versions and product updates, at various times over the next six to nine months to avoid the possibility of introducing or encountering any new year 2000 problems. There is a risk that existing or potential customers may also choose to defer new software product purchases as a result of year 2000 concerns. Moreover, customers may reallocate capital expenditures or personnel in order to fix year 2000 problems of existing systems instead of purchasing new software. If customers defer purchases or reallocate capital expenditures and personnel, it could lower our product sales and service revenue. In addition, year 2000 compliance issues also could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, consider switching to other systems and suppliers.

New product introductions and pricing strategies by our competitors could adversely affect our ability to sell our products or could result in pressure to price our products in a manner that reduces our margins.

  We may not be able to compete successfully against our competitors and this could impair our ability to sell our products. The market for applications management software to help optimize the performance availability of Windows NT-based systems and applications is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. New products for this market are frequently introduced and existing products are continually enhanced. Competition may also result in changes in pricing policies by us or our competitors which could hurt our ability to sell our products and could adversely affect our profits. Many of our current competitors have greater financial, technical, marketing, professional services and other resources than we do. For example, the annual revenue of each of our major competitors, including IBM, Computer Associates and BMC, approximates or exceeds $1 billion. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Many of these companies have an extensive customer base and broad customer relationships, including relationships with many of our current and potential customers. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to grow our business and sell our products will be negatively affected.

  For a further description of the competitive pressures we face, see "Business--Competition" on page 45 of this prospectus.

New competitors could emerge and this could impair our ability to grow our business and sell our products.

  We may face competition in the future from established companies who have not previously entered the market for applications management software for optimizing the performance and availability of Windows NT-based systems and applications as well as from emerging companies. Barriers to entry in the software market are relatively low. Established companies may not only develop their own Windows NT-based applications management solutions, but they may also acquire or establish cooperative relationships with our current competitors. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. If those future competitors are successful, we are likely to lose market share and our revenue would likely decline.

  We may face competition from Microsoft in the future. Microsoft may enter the market for managing the performance and availability of Windows NT-based systems and applications in the future. This could materially adversely affect our competitive position and hurt our ability to sell our products. As part of its competitive strategy, Microsoft could bundle applications management software with its Windows NT operating system software, which could discourage potential customers from purchasing our products. Even if the standard features of future Microsoft operating system software were more limited than those of our AppManager products, a significant number of customers or potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, competitive pressures resulting from this type of bundling could lead to price reductions for our products which would reduce our profit margins.

  Potential third party competition may create bundling or compatibility issues and adversely affect our ability to sell our products. In addition to Microsoft, other potential competitors may bundle their products or incorporate applications management software for optimizing the performance availability of Windows NT-based systems and applications into existing products, including for promotional purposes. In addition, our ability to sell our products will depend, in part, on the compatibility of our products with other third party products, such as messaging, Internet and database applications. Some of these third party software developers may change their products so that they will no longer be compatible with our products. If our competitors bundled their products in this manner or made their products incompatible with ours, this could materially adversely affect our ability to sell our products and could lead to price reductions for our products which could reduce our profit margins.

  Please see "Business--Competition" on page 45 of this prospectus for a further discussion on the possible competitive pressures we may face in the future.

We will need to expand our distribution channels in order to develop our business and increase revenue.

  Our ability to sell our products in new markets and to increase our share of existing markets will be impaired if we fail to significantly expand our distribution channels. Our sales strategy requires that we establish multiple indirect marketing channels in the United States and internationally through value added resellers, systems integrators and distributors and original equipment manufacturers, and that we increase the number of customers licensing our products through these channels. Moreover, our channel partners must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so, this could harm our ability to increase revenue.

We will need to expand our relationship with Tech Data and develop relationships with other distributors to increase sales of our products.

  Our domestic resellers order our products through Tech Data Corporation, which is currently our sole U.S. distributor. We intend to add additional U.S. and international distributors, but may not be able to do so and may not be able to maintain our existing relationship with Tech Data. Sales of our AppManager products through Tech Data accounted for approximately $575,000, or 4%, of software license revenue for the nine months ended March 31, 1999. Our agreement with Tech Data is for successive one-year terms that expire each June, but is subject to automatic one year renewals unless either party provides a termination notice prior to the renewal date. Either party to the distribution agreement may terminate the contract upon 30 days written notice to the other party. Our current agreement with Tech Data does not prevent Tech Data from selling products of other companies, including those of our competitors, and does not require that Tech Data purchase minimum quantities of our products. Tech Data and any of our future distributors could give higher priority to the products of other companies than they give to our products. As a result, any significant reduction in sales volume through any of our current or future distribution partners could lower our revenue. In addition, sales through these channels generally have lower costs than direct sales and any significant decrease in sales through these channels could also lower our gross margins. Furthermore, our relationships with our distribution partners may not generate enough revenue to offset the significant resources used to develop these channels.

We will need to expand our field sales and inside sales organizations to grow our business and increase sales of our products.

  Because we rely heavily on our field sales and inside sales organizations, any failure to expand those organizations could limit our ability to sell our products and expand our market share. We are planning to significantly expand our field sales efforts in the U.S. and internationally and we are investing, and plan to continue to invest, substantial resources in this expansion. Despite these efforts, we may experience difficulty in recruiting and retaining qualified field sales personnel. Concurrent with expanding our field sales efforts, we are also expanding our efforts to sell our products through inside sales personnel who, in addition to working with our third party channel partners, sell our AppManager products through telephone sales efforts to customers typically having fewer than 100 Windows NT servers and that are not served through our field sales efforts or third party channels.

If the markets for Windows NT and applications management software for Windows NT-based systems and applications do not continue to develop as we anticipate, our ability to grow our business and sell our products will be adversely affected.

  Windows NT. AppManager is designed to support Windows NT-based systems and applications and we expect our products to be dependent on the Windows NT market for the foreseeable future. If the market for Windows NT systems declines or develops more slowly than we currently anticipate, this would materially adversely affect our ability to grow our business, sell our products, and achieve and maintain profitability. Although the market for Windows NT has grown rapidly in recent periods, this growth may not continue at the same rate, or at all.

  Applications Management Software for Windows NT. The market for applications management software for optimizing the performance and availability of Windows NT-based systems and applications may not develop or may grow more slowly than we anticipate and this could materially adversely affect our ability to grow our business, sell our products, and achieve and maintain profitability. The rate of acceptance of our AppManager products is dependent upon the increasing complexity of businesses' Windows NT environments as these businesses deploy additional servers and applications using this operating system. Many companies have been addressing their applications management needs for Windows NT-based systems and applications internally and only recently have become aware of the benefits of third-party solutions, such as our AppManager products, as their needs have become more complex. Our future financial performance will depend in large part on the continued growth in the number of businesses adopting third party applications management software products and their deployment of these products on an enterprise-wide basis.

The lengthy sales cycle for our products makes our revenues susceptible to fluctuations.

  The delay or failure to complete sales, especially large, enterprise-wide sales, in a particular quarter or calendar year could reduce our quarterly and annual revenue. We have traditionally focused sales of our products to workgroups and divisions of a customer, resulting in a sales cycle ranging between 90 and 180 days. The sales cycle associated with the purchase of our products is subject to a number of significant risks over which we have little or no control, including:

  . customers' budgetary constraints and internal acceptance procedures
  . concerns about the introduction or announcement of our or our competitors' new products, including product announcements by Microsoft relating to Windows NT
  . customer requests for product enhancements

  Increasingly, we are focusing more of our selling effort on products for the customer's entire enterprise. However, the sales cycle for these enterprise-wide sales typically can be significantly longer than the sales cycle for smaller-sized departmental sales. Enterprise-wide sales of our AppManager products require an extensive sales effort throughout a customer's organization because decisions to license and deploy this type of software generally involve the evaluation of the software by many people, in various functional and geographic areas, each often having specific and conflicting requirements. This evaluation process often requires significant efforts to educate information technology decision-makers about the benefits of our products for the Windows NT environment.

We have experienced significant growth in our business in recent periods and our ability to manage this growth and any future growth will affect our ability to achieve and maintain profitability.

  Our ability to achieve and maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accomodate the growth in our personnel. Any failure to manage growth could divert management attention from executing our business plan and hurt our ability to successfully expand our business. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. We have grown from 14 employees at June 30, 1996 to 111 employees at March 31, 1999. We have also opened 10 field sales offices and have significantly expanded our operations. We are currently implementing new financial and accounting systems and to be successful, we will need to expand our other infrastructure programs, including implementing additional management information systems, improving our operating and administrative systems and controls, training new employees and maintaining close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations. In addition, our growth has resulted, and any future growth will result, in increased responsibilities for management personnel. Managing this growth will require substantial resources that we may not have.

We will need to recruit and retain additional qualified personnel to successfully grow our business.

  Our future success will also likely depend in large part on our ability to attract and retain experienced sales, research and development, marketing, technical assistance and management personnel. If we do not attract and retain such personnel, this could materially adversely affect our ability to grow our business. Competition for qualified personnel in the computer software industry is intense, particularly in the Silicon Valley, and in the past we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations and these plans will require us to attract experienced management, service, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in the use of our products, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. Our costs of doing business would increase without the expected increase in revenues.

Our relationships with Microsoft are important to our product development, marketing and sales efforts and any deterioration of these relationships could adversely affect our ability to develop, market and sell our products.

  Any deterioration of our relationships with Microsoft could materially adversely affect our competitive position and our ability to develop, market and sell our products. We do not have any agreements to ensure that our existing relationships with Microsoft will continue or expand. We rely on our participation in Microsoft's testing and feedback programs to develop our technology and enhance the features and functionality of our software. Traditionally, Microsoft has not prohibited companies who develop software that supports Microsoft operating systems from participating in such programs. However, Microsoft may prohibit us from participating in such programs in the future for competitive or other reasons. Recently, Microsoft has permitted one of our engineers to work with its Windows NT development group at its Redmond, Washington headquarters. Microsoft also contracts for one of our engineers to provide support for Microsoft's use of our products. Additionally, we participate in joint marketing programs with Microsoft and count Microsoft as one of our significant customers. Microsoft is also currently distributing our AppManager WBEM product with its Windows 2000 operating server test version release. However, Microsoft is under no obligation to continue to distribute this product in the future, nor is Microsoft obligated to continue to work with our engineers.

If we are unable to successfully to expand our international operations, this could adversely affect our ability to grow our business.

  We intend to expand the scope of our international operations and currently have field offices in London, Munich, Sydney and Tokyo. If we are unable to expand our international operations successfully and in a timely manner, this could materially adversely affect our ability to increase revenue. Our continued growth and profitability will require continued expansion of our international operations, particularly in Europe and the Asia-Pacific region. We have only limited experience in developing, marketing, selling and supporting our products internationally and may not succeed in expanding our international operations.

The success of our international operations is dependent upon many factors which could adversely affect our ability to sell our products internationally and could affect our profitability.

  International sales represented approximately 10% of our total revenue in fiscal 1998 and approximately 22% of total revenue for the nine months ended March 31, 1999. Our international revenue is attributable principally to our European operations. Our international operations are, and any expanded international operations will be, subject to a variety of risks associated with conducting business internationally, many of which are beyond our control. The following factors may adversely affect our ability to achieve and maintain profitability and our ability to sell our products internationally:

  . Longer payment cycles                   . Fluctuations in currency
  . Seasonal reductions in business           exchange rates
    activity during the summer              . Recessionary environments in
    months in Europe and other parts          foreign economies
    of the world                            . Problems in collecting accounts
  . Increases in tariffs, duties,             receivable
    price controls or other                 . Difficulties in staffing and
    restrictions on foreign                   managing international
    currencies or trade barriers              operations
    imposed by foreign countries            . Limited or unfavorable
  . Difficulties in localizing our            intellectual property protection
    products for foreign markets

If we do not respond adequately to our industry's evolving technology standards or do not continue to meet the sophisticated needs of our customers, sales of our products may decline.

  Our future success will depend on our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging technologies, including technologies related to the development of the Windows NT operating system generally. If we do not enhance our products to meet these evolving needs, this could materially adversely affect our ability to remain competitive and sell our products. We will have to develop and introduce new products and enhancements to our existing AppManager products on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive products that may render existing products and services obsolete. In addition, because our AppManager products are dependent upon Windows NT, we will need to continue to respond to technology advances in this operating system, including major revisions. Our position in the existing market for applications management software for optimizing performance and availability of Windows NT-based systems and applications could be eroded rapidly by product advances. Consequently, the life cycles of our products are difficult to estimate. We expect that our product development efforts will continue to require substantial investments that we may not have the resources to make.

We may experience delays in developing our products that could adversely affect our ability to introduce new products, maintain our competitive position and grow our business.

  If we are unable, for technological or other reasons, to develop and introduce new and improved products in a timely manner, this could affect our ability to introduce new products, maintain our competitive position and grow our business and achieve and maintain profitability. We have experienced product development delays in new versions and update releases in the past and may experience similar or more significant product delays in the future. To date, none of these delays has materially affected our business. However, future delays may have a material adverse effect on our business. Difficulties in product development could delay or prevent the successful introduction or marketing of new or improved products or the delivery of new versions of our products to our customers.

Our executive officers and other key personnel are critical to our business and they may not remain with NetIQ in the future which could hurt our ability to grow our business.

  Our success will depend to a significant extent on the continued service of our executive officers and other key employees, including key sales, consulting, technical and marketing personnel. If we lose the services of one or more of our executives or key employees, including if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us, this could harm our business and could affect our ability to successfully implement our business objectives.

Our future revenue is partially dependent upon our current customers licensing additional AppManager products.

  If our current customers do not purchase additional products, this would reduce our revenue. During the nine months ended March 31, 1999, approximately 36% of license revenue was derived from additional sales to current customers. In order to increase software license revenue, our sales efforts target our existing customer base to expand these customers' use of our AppManager products. Most of our current customers initially license a small portion of our products for pilot programs. Our customers may not license additional AppManager products and may not expand their use of our products. In addition, as we deploy new versions of our AppManager products or introduce new products, our current customers may not require the functionality of our new products and may not license these products. We also depend on our installed customer base for future revenue from maintenance renewal fees. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance and support fees. Our maintenance agreements are renewable annually at the option of our customers but there are no minimum payment obligations or obligations to license additional software.

Errors in our products could result in significant costs to us and could impair our ability to sell our products.

  Because our software products are complex, they may contain errors, or "bugs," that can be detected at any point in a product's life cycle. These errors could materially adversely affect our reputation which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product errors may be substantial and could decrease our profit margins. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs, errors in our products may be found in the future. Testing for errors is complicated in part because it is difficult to simulate the highly complex computing environments in which our customers use our products as well as because of the increased functionality of our product offerings. In the past, we have discovered errors in our products and have experienced delays in the shipment of our products during the period required to correct these errors. These delays have principally related to new versions and product update releases. To date, none of these delays has materially affected our business. However, product errors or delays in the future could be material. Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased service and warranty costs. Moreover, because our products support Windows NT-based systems and applications, any software errors or bugs in the Windows NT operating server software or the systems and applications that our products manage may result in errors in the performance of our software.

We may be subject to product liability claims that could result in significant costs to us.

  We may be subject to claims for damages related to product errors in the future. A material product liability claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. Some of our licensing agreements state that if our products fail to perform, we will correct or issue replacement software. Our standard license also states that we will not be liable for indirect or consequential damages caused by the failure of our products. Limitation of liability provisions like those in our license agreements, however, may not be effective under the laws of some jurisdictions if local laws treat those types of warranty exclusions as unenforceable. Although we have not experienced any product liability claims to date, the sale and support of our products involves the risk of such claims. In particular, issues relating to year 2000 compliance have increased awareness of the potential adverse effects of software defects and malfunctions.

We have warranted to a majority of our major licensees that our products will be year 2000 compliant and any problems our products experience with year 2000 issues could result in third party claims. Potential problems may occur in our third party equipment or software, which could result in significant costs.

  If any of our licensees experience year 2000 problems as a result of their use of our AppManager products, they could assert claims for damages which, if successful, could result in us incurring significant costs to us that could lower our profit margins. While we currently believe that our software products are generally year 2000 compliant, we may learn that our software products do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. In addition, in a majority of our major software licenses, we have warranted that the use or occurrence of dates on or after January 1, 2000, will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. In addition, we use third-party equipment and software that may not be year 2000 compliant. If this third-party equipment or software does not operate properly with regard to the year 2000, we may incur unexpected expenses to remedy any problems. Moreover, if our key systems, or a significant number of our systems, were to fail as a result of year 2000 problems, we could incur substantial costs and disruption of our business. For a more detailed description of our year 2000 preparedness assessment, see "Management's Discussion and

Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" on page 30 of this prospectus.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks and this could weaken our competitive position, reduce our revenue and increase costs.

  Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. We have applied for three patents relating to our engineering work. Two of these patents have been issued or approved for issuance and the third patent application is pending, but may never be issued. These patents may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to our proprietary information underlying our licensed applications. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could materially adversely affect our business, future operating results and financial condition.

While we have settled a claim that we infringed a third party's intellectual property rights, third parties in the future for competitive or other reasons could assert that our products infringe their intellectual property rights. Such claims could injure our reputation and adversely affect our ability to sell our products.

  Third parties may claim that our current or future products infringe their proprietary rights and these claims, whether they have merit or not, could harm our business including by increasing our costs. We previously litigated a claim with Compuware alleging that we had infringed a third party's intellectual property rights, and although this claim has been settled and no other claims of this nature are currently pending, any future claims could affect our relationships with existing customers and may prevent future customers from licensing our products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 21 of this prospectus for a further discussion of the Compuware litigation and settlement agreement. The intensely competitive nature of our industry and the important nature of technology to our competitors' businesses may contribute to the likelihood of being subject to third party claims of this nature. Any such claims, with or without merit, could be time consuming, result in potentially significant litigation costs, including costs related to any damages we may owe resulting from such litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry grows and the functionality of products in different industry segments overlaps.

Seasonal trends in sales of our software products may affect our quarterly operating results.

  We expect to experience seasonality in sales of our software products in the future. These seasonal trends could materially affect our quarter-to-quarter operating results. Revenue and operating results in our quarter ending December 31 are sometimes higher than in our other quarters, because many customers make purchase decisions based on their calendar year-end budgeting requirements. In addition, because the incentive compensation structure for our sales organization is based, in part, on satisfaction of fiscal year-end quotas and because our fiscal year ends on June 30, our quarter ending June 30 tends to reflect the efforts of our sales organization to meet these fiscal year end objectives.

As our expanding international operations in Europe and the Asia-Pacific region are increasingly conducted in currencies other than the U.S. dollar, fluctuations in the value of foreign currencies could result in currency exchange losses.

  Currently, a majority of our international business is conducted in U.S. dollars. However, as we expand our international operations, we expect that our international business will increasingly be conducted in foreign currencies. Fluctuations in the value of foreign currencies relative to the U.S. dollar have caused, and we expect such fluctuation to increasingly cause, currency translation gains and losses. We cannot predict the effect of exchange rate fluctuations upon future quarterly and annual operating results. We may experience currency losses in the future. To date, we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations.

Because we license technology from Summit Software that helps AppManager run our applications management modules, any failure to maintain satisfactory licensing arrangements with this party could result in substantial costs to us.

  We license technology that helps AppManager run our applications management modules from Summit Software on a non-exclusive, worldwide basis. Our AppManager product modules for Windows NT, Windows NT Workstation and Super Console incorporate the Summit Software technology. Although our agreement allows us to continue to sell products using the Summit technology for a period of 24 months after the license terminates, our ability to sell our products could be adversely affected if we are not able to replace this technology on commercially reasonable terms. We license this technology on a year-to-year basis which is automatically renewed each August unless otherwise terminated. Our license for this technology is terminable by Summit upon 60 days notice in the event we breach our agreement with Summit, including our failure to pay royalty fees on a timely basis or any other material breach by us of the license agreement. For a further description of our license agreement with Summit, see "Business--Intellectual Property" on page 46 of this prospectus.

Provisions in our charter documents and in Delaware law may discourage potential acquisition bids for NetIQ and prevent changes in our management which our stockholders may favor.

  Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our stockholders may favor. These provisions could have the effect of discouraging others from making tender offers for our shares, and as a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts and may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our stockholders may favor. Our charter documents do not permit stockholders to act by written consent, do not permit stockholders to call a stockholders meeting and provide for a classified board of directors, which means stockholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, upon completion of the offering, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. In addition, Delaware law may inhibit potential acquisition bids for NetIQ. We are subject to the antitakeover provisions of Delaware law which regulate corporate acquisitions. Delaware law prevents certain Delaware corporations, including NetIQ, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For a further discussion of these charter provisions and Delaware law, see "Description of Capital Stock" on page 61 of this prospectus.

The substantial number of shares that will be eligible for sale in the near future may adversely affect the market price for our common stock and may prevent stockholders from reselling their shares at or above the price at which they purchased their shares.

  Sales of a substantial number of shares of our common stock in the public market following this offering could materially adversely affect the market price for our common stock. As additional shares of our common stock become available for resale in the public markets, this could increase the supply for our common stock which could adversely affect the price of our common stock. This may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our stockholders have entered into with the underwriters or with us.

  For a further description of the eligibility of shares for sale into the public market following the offering see "Shares Eligible for Future Sale" on page 64 of this prospectus.

New investors in our common stock will experience immediate and substantial dilution.

  The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $9.18 in net tangible book value per share of common stock assuming an initial public offering price of $12.00 and after taking into consideration the effects of the issuance of the shares offered hereby and the exercise of the warrant to purchase 280,025 shares of common stock issued to Compuware. See "Dilution" on page 19 of this prospectus for a further discussion of the dilutive effects of this offering and the exercise of the Compuware warrant. This dilution figure includes the impact of deductions of the estimated underwriting discounts and commissions and estimated offering expenses payable from the initial public offering price. Investors will incur additional dilution upon the exercise of outstanding stock options.

Our stock will likely be subject to substantial price and volume fluctuations which may prevent stockholders from reselling their shares at or above the price at which they purchased their shares.

  Fluctuations in the price and trading volume of our common stock may prevent stockholders from reselling their shares above the price at which they purchased their shares. Stock prices and trading volumes for many software companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the market price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.

Our investment of the proceeds from this offering may not yield a significant return.

  We will have broad discretion as to the use of the proceeds from this offering and we may not invest these proceeds to yield a significant return. Our primary purposes for this offering are to create a public market for our common stock and to raise working capital for general corporate purposes, and potential strategic investments or acquisitions. See "Use of Proceeds" on page 17 of this prospectus for a further discussion regarding our plans regarding the use of proceeds from this offering. Until the need arises to use the proceeds, we plan to invest the net proceeds in investment grade, interest-bearing securities.

We may have contingent liability arising out of a possible violation of Section 5 of the Securities Act of 1933 in connection with e-mails to employees and other potential participants in the directed share program.

  As part of the offering, the Company and the underwriters had reserved up to 150,000 shares at the initial public offering price in connection with a directed shares program for employees and other persons associated with the Company. On June 29, 1999, the Company posted e-mails and other written information on an internal e-mail bulletin board with respect to this directed share program and, subsequent to that time, certain executive officers of the Company sent e-mails to potential participants in the directed share program. At most, the Company believes that 300 individuals would have received or had access to the e-mails or the postings. These postings and e-mails set forth certain procedural aspects of the directed share program and informed these individuals that they would have an opportunity to participate in the directed share program. NetIQ may have a contingent liability arising out of a possible violation of Section 5 of the Securities Act of 1933 in connection with the postings to employees and the e-mails sent to other potential participants in the directed share program. In light of the events discussed above, the Company and the underwriters have terminated the directed shares program. Any liability would depend upon the number of shares purchased by the recipients of such e-mails. If any such liability is asserted, we will contest the matter strenuously. We do not believe that any such liability would be material to our financial condition.

                           FORWARD-LOOKING STATEMENTS

  Many statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors" beginning on page 5 of this prospectus.

                                USE OF PROCEEDS

  We will receive net proceeds of $32,345,000 from the sale of 3,000,000 shares of common stock at an assumed initial public offering price of $12.00 per share after deducting underwriting commissions, discounts and estimated expenses.

  The principal purposes of this offering are to create a public market for our common stock and to raise working capital. As of the date of this prospectus, we have no specific plans regarding the use of the net proceeds of this offering other than for general corporate purposes. Pending such uses, we intend to invest the net proceeds of the initial public offering in investment grade, interest-bearing securities. We may use the proceeds of the offering for potential strategic investments or acquisitions that complement our products, services, technologies or distribution channels. However, we do not currently have any plans to make any such strategic investments or acquisitions.

  Upon the completion of this offering we will pay approximately $2.1 million to satisfy our outstanding loan obligation to Compuware which will become due upon completion of this offering. In addition, approximately $3.0 million of the loan obligation to Compuware will be cancelled in connection with Compuware's exercise of their warrant to purchase 280,025 shares of common stock at an assumed purchase price of $10.80 per share, 90% of the anticipated assumed public offering price of $12.00 per share, which exercise will be effective upon completion of the offering. The Compuware loan was made and the Compuware warrant was issued in connection with a settlement agreement we entered into with Compuware in March 1999. For a more complete description of the Compuware loan, the Compuware warrant, the Compuware settlement agreement and a discussion of our liquidity position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization at March 31, 1999 on the following three bases:

  . actual
  . on a pro forma basis to reflect the automatic conversion of all outstanding preferred stock into common stock, the repayment of a $5.0 million promissory note plus accrued interest and the exercise of a warrant to purchase 280,025 shares of common stock upon completion of this offering, and to show the effects of increases in the number of authorized shares of common stock and preferred stock upon completion of this offering
  . on a pro forma as adjusted basis to show the effect of our receipt of the estimated net proceeds from the sale of 3,000,000 shares of common stock offered at an assumed initial public offering price of $12.00 per share and the application of the net proceeds therefrom

  As indicated above, the pro forma capitalization information reflects the repayment of a $5.0 million promissory note plus accrued interest of $113,000 and the receipt of net proceeds in connection with the exercise of a warrant to purchase 280,025 shares of common stock at an assumed exercise price of $10.80 per share, and the resulting charge to operations of approximately $336,000 for the fair value of such warrant, based on the assumed initial public offering price of $12.00 per share, which promissory note and warrant were issued to Compuware as part of the settlement agreement relating to litigation involving Compuware. Under the terms of the warrant, the per share exercise price is equal to 90% of the per share sales price of shares of common stock sold in this offering. For further information regarding this warrant and for more information regarding the repayment of the promissory note and of accrued interest thereon which is payable upon completion of the initial public offering contemplated by this prospectus, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" on page 21 of this prospectus and "Description of Capital Stock" on page 61 of this prospectus.

  The outstanding share information excludes 2,846,744 shares of common stock that were reserved for issuance upon exercise of stock options under our stock option plan as of March 31, 1999, of which options to purchase 2,114,739 shares were outstanding at such date at a per share weighted average exercise price of $0.76. In addition, in connection with this offering, our board of directors has approved an increase of 1,366,666 shares to be reserved under our stock option plan and 500,000 shares to be reserved under our employee stock purchase plan. The outstanding share information also excludes 26,666 shares of common stock issued by NetIQ in May 1999 in connection with a software development agreement.

  The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed Consolidated Financial Statements and notes thereto appearing elsewhere in this prospectus.

                                                        March 31, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                        (in thousands)
Current portion of long-term obligations........ $ 5,144       144        144
Long-term obligations, less current portion.....     241       241        241
Stockholders' equity:
 Preferred Stock, $0.001 par value, 11,100,000
  shares authorized and 7,399,977 outstanding,
  actual; 5,000,000 shares authorized, no
  shares outstanding, pro forma; 5,000,000
  shares authorized, no shares outstanding, pro
  forma as adjusted.............................  10,955        --         --
 Common Stock, $0.001 par value, 30,000,000
  shares authorized, 3,944,272 shares
  outstanding, actual; 100,000,000 shares
  authorized, 11,624,274 shares outstanding,
  pro forma; 100,000,000 shares authorized,
  14,624,274 shares outstanding, pro forma as
  adjusted......................................   4,143    18,458     50,803
 Deferred stock-based compensation..............  (2,325)   (2,325)    (2,325)
 Accumulated deficit............................  (6,802)   (7,251)    (7,251)
                                                 -------   -------    -------
   Total stockholders' equity...................   5,971     8,882     41,227
                                                 -------   -------    -------
     Total capitalization....................... $11,356   $ 9,267    $41,612
                                                 =======   =======    =======

                                    DILUTION

  The pro forma net tangible book value of NetIQ as of March 31, 1999, was $8,882,000, or approximately $0.76 per share. Pro forma net tangible book value per share represents the pro forma amount of NetIQ's total assets less total liabilities, divided by the number of shares of common stock outstanding, and reflects the effects of the conversion of the outstanding preferred stock into common stock, the exercise of the Compuware warrant, the repayment of the Compuware $5.0 million note and accrued interest thereon. After giving effect to the sale of the 3,000,000 shares of common stock offered at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by NetIQ, our pro forma net tangible book value at March 31, 1999, would have been $41,227,000, or approximately $2.82 per share. This represents an immediate increase in pro forma net tangible book value of $2.06 per share to existing stockholders and an immediate dilution in net tangible book value of $9.18 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

  Assumed public offering price per share.....................           $12.00
    Pro forma net tangible book value per share as of March
     31, 1999.................................................     $0.76
    Increase attributable to new investors....................      2.06
                                                               --- -----
  Pro forma net tangible book value per share after offering..             2.82
                                                               ---       ------
  Dilution per share to new investors.........................           $ 9.18
                                                                         ======

  The following table sets forth, on a pro forma basis as of March 31, 1999, the differences between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing holders of common stock including the assumed exercise of warrants, and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by NetIQ, at an assumed public offering price of $12.00 per share.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 11,624,274     79% $14,184,000     28%  $ 1.22
New investors..................  3,000,000     21   36,000,000     72   $12.00
                                ----------  -----  -----------  -----
  Total........................ 14,624,274  100.0%  50,184,000  100.0%
                                ==========  =====  ===========  =====

  To the extent that any shares are issued upon exercise of options that were outstanding at March 31, 1999 or granted after that date, or reserved for future issuance under our stock plans, there will be further dilution to new investors. For a more detailed discussion of our stock plans and outstanding options to purchase common stock see "Management--Incentive Stock Plans" on page 51 of this prospectus, "Description of Capital Stock" on page 61 of this prospectus and Notes 5 and 13 of Notes to Consolidated Financial Statements on pages F-10 and F-17 of this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 1996, 1997 and 1998, and the nine months ended March 31, 1999, and the consolidated balance sheet data at June 30, 1997 and 1998, and March 31, 1999, are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 1996, are derived from audited financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended March 31, 1998, are derived from unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Results for the nine months ended March 31, 1999, are not necessarily indicative of the expected results for the full year.

                                                               Nine Months
                                    Year Ended June 30,      Ended March 31,
                                  -------------------------  ----------------
                                   1996     1997     1998     1998     1999
                                  -------  -------  -------  -------  -------
                                   (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Revenue:
 Software license................ $    --  $   369  $ 6,603  $ 3,186  $13,137
 Service.........................      --       19      467      234    1,972
                                  -------  -------  -------  -------  -------
   Total revenue.................      --      388    7,070    3,420   15,109
                                  -------  -------  -------  -------  -------
Cost of revenue:
 Software license................      --        9      235      159      532
 Service.........................      --       46      407      203      894
                                  -------  -------  -------  -------  -------
   Total cost of revenue.........      --       55      642      362    1,426
                                  -------  -------  -------  -------  -------
Gross profit.....................      --      333    6,428    3,058   13,683
Operating expenses:
 Sales and marketing.............      77    1,238    5,748    3,600    8,027
 Research and development........     665    1,003    2,192    1,462    2,652
 General and administrative......     264      479    1,611      994    2,239
 Stock-based compensation........      --       10      250       83    1,355
                                  -------  -------  -------  -------  -------
   Total operating expenses......   1,006    2,730    9,801    6,139   14,273
                                  -------  -------  -------  -------  -------
Loss from operations.............  (1,006)  (2,397)  (3,373)  (3,081)    (590)
Interest income, net.............      97      116      262      215       89
                                  -------  -------  -------  -------  -------
Net loss......................... $  (909) $(2,281) $(3,111) $(2,866) $  (501)
                                  =======  =======  =======  =======  =======
Basic and diluted net loss per
 share(1)........................ $ (1.55) $ (1.62) $ (1.34) $ (1.31) $ (0.15)
                                  =======  =======  =======  =======  =======
Shares used to compute basic and
 diluted net loss per share(1)...     587    1,411    2,325    2,192    3,294
                                  =======  =======  =======  =======  =======
Pro forma basic and diluted net
 loss per share(2)...............                   $ (0.32)          $ (0.05)
                                                    =======           =======
Shares used to compute pro forma
 basic and diluted net loss per
 share(2)........................                     9,725            10,694
                                                    =======           =======

                                                       June 30,
                                                  ------------------- March 31,
                                                  1996   1997   1998    1999
                                                  ----- ------ ------ ---------
                                                         (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........................ $  32 $7,748 $3,358  $11,565
Working capital.................................. 1,755  7,493  4,314    5,076
Total assets..................................... 2,255  8,202  8,205   17,613
Long-term obligations, less current portion......    --     --     --      241
Total stockholders' equity....................... 1,880  7,787  4,939    5,971

--------
(1) See Note 6 to the Consolidated Financial Statements for the determination of shares used in computing basic and diluted net loss per share on page F-14 of this prospectus.

(2) See Note 1 to the Consolidated Financial Statements for the determination of shares used in computing pro forma basic and diluted net loss per share on page F-8 of this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and the Notes thereto. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

  We develop applications management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications.

  From our incorporation in June 1995 until the first sales of AppManager in February 1997, we were principally engaged in development-stage activities, including product development, sales and marketing efforts and recruiting qualified management and other personnel. Our total revenue has grown from $388,000 in fiscal 1997, to $7.1 million in fiscal 1998 and to $15.1 million in the nine months ended March 31, 1999. This rapid revenue growth reflects our relatively early stage of development, and we do not expect revenue to increase at the same rate in the future.

  Operating expenses grew from $1.0 million in fiscal 1996 to $2.7 million in fiscal 1997 to $9.8 million in fiscal 1998 and to $14.3 million in the nine months ended March 31, 1999. Our operating expenses increased as we expanded our operations, including growing our employee base from 14 at June 30, 1996 to 111 at March 31, 1999. Our operating expenses, which include charges for stock-based compensation, together with cost of revenue have exceeded revenue in every quarter since inception. This reflects our strategy to make the investments necessary to capture market share and grow revenue as quickly as possible, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our cumulative losses have resulted in an accumulated deficit of $6.8 million at March 31, 1999.

  We have derived the large majority of our revenue from software licenses. We also derive revenue from sales of annual maintenance service agreements and, to a lesser extent, consulting and training services. Service revenue has increased in recent periods as license revenue has increased and as the size of our installed base has grown. We expect service revenue to increase as a percentage of total revenue in the future and, as a consequence, our cost of service revenue to increase in absolute dollars and as a percentage of total revenue. The pricing of the AppManager Suite is based on the number of systems and applications managed, although volume and enterprise pricing is also available. Our customers typically purchase one year of product software maintenance with their initial license of our products. Thereafter, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee equal to a fixed percentage of the current list price of the licensed product.

  Cost of service revenue, as a percentage of service revenue, has declined from 242% in fiscal 1997 to 87% in fiscal 1998 and 45% in the nine months ended March 31, 1999. Cost of software license revenue has remained in the range of 2% to 6% of license revenue throughout these periods. Although service revenue has increased as a percentage of total revenue from 5% in fiscal 1997 to 7% in fiscal 1998 to 13% in the nine months ended March 31, 1999, the declining cost of service revenue has resulted in an increase in overall gross margin from 86% in fiscal 1997 to 91% in each of fiscal 1998 and the nine months ended March 31, 1999. We anticipate that service revenue will increase as a percentage of total revenue in the future as customers continue to renew maintenance service contracts and, if we are unable to reduce the costs of service revenue, our margins may decline.

  We sell our products through both our direct sales force, which includes our field and inside sales personnel, as well as through indirect channels, such as distributors, value-added resellers and original equipment manufacturers. To date, the majority of our sales have resulted from the efforts of our field and inside sales personnel. However, revenue through our third-party channel partners represented approximately 10% of total revenue in fiscal 1998 and 30% of total revenue in the nine months ended March 31, 1999, and our strategy is to increase sales through third-party channel partners. During both fiscal 1998 and the nine months ended March 31, 1999, no single customer accounted for more than 10% of our consolidated revenue. International sales did not account for any of our revenue in fiscal 1997, but represented 10% of total revenue in fiscal 1998 and 22% of total revenue in the nine months ended March 31, 1999. We anticipate that as we expand our international sales efforts, the percentage of revenue derived from international sources will continue to increase.

  Generally, we sell perpetual licenses and recognize revenue in accordance with generally accepted accounting principles upon meeting each of the following criteria:

  . execution of a written purchase order, license agreement or contract; . delivery of software and authorization keys;
  . the license fee is fixed and determinable;
  . collectibility of the proceeds within six months is assessed as being probable; and
  . vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.

Vendor-specific objective evidence is based on the price generally charged when an element is sold separately, or if not yet sold separately, is established by authorized management. All elements of each order are valued at the time of revenue recognition. For sales made through our distributors, resellers and original equipment manufacturers, we recognize revenue at the time these partners report to us that they have sold the software to the end user and after all revenue recognition criteria have been met.

  In September 1996, Compuware Corporation filed a complaint against us alleging misappropriation of trade secrets, copyright infringement, unfair competition and other claims. Compuware asserted these claims after a number of prior Compuware employees founded our company or later joined us as officers and employees. See "Management--Executive Officers and Directors" at page 47 of this prospectus for a description of the prior positions held by our officers while at Compuware. We reached a settlement of these claims in January 1999 and final documentation was entered into and the claims dismissed in March 1999. Prior to reaching a settlement with Compuware, we incurred significant expenses related to the litigation, primarily relating to legal fees, and management attention was partially diverted to this litigation matter. As part of the settlement in March 1999, Compuware loaned us $5.0 million, subordinated to our bank credit facility, with interest at 6% per year. This loan, including all accrued interest, is payable upon the closing of this offering. Additionally, as part of the settlement in March 1999, we issued Compuware a warrant to purchase 280,025 shares of common stock at 90% of the per share sale price of shares sold to investors in this offering, or $10.80 per share using the assumed initial offering price of $12.00 per share. Compuware has delivered to us a notice that it will exercise the warrant in full upon the closing of this offering. The settlement agreement with Compuware provides that the maximum number of shares purchasable under the warrant equals two percent of the outstanding number of shares of our outstanding stock assuming exercise of all outstanding options on the date that we filed our registration statement in connection with this offering. The 280,025 warrant share figure represents two percent of our outstanding common stock on May 26, 1999, the date we filed our registration statement for this offering. Upon completion of this offering, we will pay approximately $2.1 million to satisfy our loan and interest obligation to Compuware, and the remaining $3.0 million loan obligation will be forgiven in connection with Compuware's exercise of the warrant. Additionally, as part of our settlement agreement, we agreed not to recruit personnel from Compuware until after December 31, 1999, or release any systems management software for managing UNIX systems on or before December 31, 1999.

Historical Results of Operations

  The following table sets forth our historical results of operations expressed as a percentage of total revenue for fiscal 1997 and 1998 and for the nine months ended March 31, 1998 and 1999. We did not have any revenue in fiscal 1996. Our historical operating results are not necessarily indicative of the results for any future period.

                                             Percentage of Total Revenue
                                             ----------------------------------
                                             Year Ended        Nine Months
                                              June 30,       Ended March 31,
                                             -------------   ------------------
                                             1997    1998     1998       1999
                                             -----   -----   -------    -------
Consolidated Statement of Operations Data
  Revenue:
    Software license........................    95%    93%        93%        87%
    Service.................................     5      7          7         13
                                             -----   ----    -------    -------
      Total revenue.........................   100    100        100        100
                                             -----   ----    -------    -------
  Cost of revenue:
    Software license........................     2      3          5          3
    Service.................................    12      6          6          6
                                             -----   ----    -------    -------
      Total cost of revenue.................    14      9         11          9
                                             -----   ----    -------    -------

  Gross margin:.............................    86     91         89         91

  Operating expenses:
    Sales and marketing.....................   319     81        105         53
    Research and development................   259     31         43         18
    General and administrative..............   123     23         29         15
    Stock-based compensation................     3      4          2          9
                                             -----   ----    -------    -------
      Total operating expenses..............   704    139        179         95
                                             -----   ----    -------    -------
  Loss from operations......................  (618)   (48)       (90)        (4)
  Interest income, net......................    30      4          6          1
                                             -----   ----    -------    -------
  Net loss..................................  (588)%  (44)%      (84)%       (3)%
                                             =====   ====    =======    =======
--------------
  Cost of software license revenue, as a
   percentage of software license revenue...     2 %    4 %        5 %        4 %
  Cost of service revenue, as a percentage
   of service revenue.......................   242 %   87 %       87 %       45 %

Comparison of Nine Months Ended March 31, 1998 and 1999

  Revenue

  Our total revenue increased from $3.4 million in the nine months ended March 31, 1998, to $15.1 million in the nine months ended March 31, 1999, representing growth of 342%. During this same period, our software license revenue increased from $3.2 million to $13.1 million, representing growth of 312%. These increases were due primarily to increases in the number of software licenses sold, reflecting increased acceptance of our AppManager products and expansion of our field and inside sales organizations and our third-party channel partners. During the nine months ended March 31, 1999, approximately 36% of license revenue was derived from current customers, compared to approximately 14% in the nine months ended March 31, 1998. Service revenue increased from $234,000 in the nine months ended March 31, 1998 to $2.0 million in the nine months ended March 31, 1999, representing growth of 743%. This increase was due primarily to maintenance fees associated with new software licenses. Approximately 65% of consolidated license revenues since inception of the Company was recorded in the nine months ended March 31, 1999. Service revenue increased as a percentage of total revenue due to the compounding effect of our base of installed licenses as a significant majority of our early customers have renewed their maintenance service agreements.

  Cost of Revenue

  Cost of Software License Revenue. Our cost of software license revenue includes the costs associated with software packaging, documentation, such as user manuals and CDs, and production, as well as non-employee commissions and royalties. Our cost of software license revenue has increased from $159,000, or 5% of software license revenue, in the nine months ended March 31, 1998, to $532,000, or 4% of software license revenue, in the nine months ended March 31, 1999. The increase in absolute dollar amount was due principally to increases in software license revenue, while the percentage decline was due to decreases in non-employee commissions and royalty costs, which represented 3% of license revenue in nine months ended March 31, 1998, but less than 2% in nine months ended March 31, 1999.

  Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs and expenses incurred in providing telephonic and on-site maintenance services and consulting services. Costs associated with training activities consist principally of allocated labor and departmental expenses as well as training materials. Cost of service revenue was $203,000 and $894,000 during the nine months ended March 31, 1998 and 1999, respectively, representing 87% and 45% of related service revenue. The increase in dollar amount of cost of service revenue is primarily attributable to the growth in our installed customer base. Cost of service revenue as a percent of service revenue declined due primarily to economies of scale achieved as our revenue and installed base have grown. We expect service revenue to increase as a percentage of total revenue as our installed license base grows and, as a consequence, our cost of service revenue to increase in absolute dollars and as a percentage of total revenue.

  Operating Expenses

  Sales and Marketing. Our sales and marketing expenses consist primarily of personnel costs, including salaries and employee commissions, as well as expenses relating to travel, advertising, public relations, seminars, marketing programs, trade shows and lead generation activities. Sales and marketing expenses increased from $3.6 million in the nine months ended March 31, 1998, to $8.0 million in the nine months ended March 31, 1999. This increase in dollar amount was due primarily to the hiring of additional field sales, inside sales and marketing personnel, which increased from 21 people to 37 people at the end of each period, and expanding our sales infrastructure and third-party channel partners, as well as higher commissions, which increased 233% compared to our total revenue increases of 342%. Sales and marketing expenses represented 105% and 53% of total revenue for the nine months ended March 31, 1998 and 1999, respectively. The decline in sales and marketing expenses as a percentage of total revenue was principally the result of economies of scale resulting from the increased number of sales transactions, including follow-on sales to existing customers, as well as the allocation of marketing expenses over a substantially increased revenue base. We expect to continue hiring additional sales and marketing personnel and to increase promotion, advertising and other marketing expenditures in the future. Accordingly, we expect sales and marketing expenses will increase in absolute dollars in future periods.

  Research and Development. Our research and development expenses consist primarily of salaries and other personnel-related costs, as well as facilities costs, consulting fees and depreciation. These expenses increased from $1.5 million, or 43% of total revenue, in the nine months ended March 31, 1998, to $2.7 million, or 18%, of total revenue in the nine months ended March 31, 1999. This increase in dollar amount resulted principally from increases in engineering and technical writing personnel, which increased from 23 people to 35 people at the end of each period, together with increases in facility costs relating to our new facility which we leased in July 1998. The decline in research and development expenses as a percentage of total revenue was due to the growth in total revenue. To date, all research and development costs have been expensed as incurred in accordance with Financial Accounting Standards Board Statement No. 86 as our current software development process is essentially completed concurrent with the establishment of technological feasibility. We expect to continue to devote substantial resources to product development such that research and development expenses will increase in absolute dollars in future periods and may increase slightly in the near future as a percentage of total revenue as a result of expenses related to a third party development effort which will be incurred primarily over the next several quarters.

  General and Administrative. Our general and administrative expenses consist primarily of personnel costs for finance and administration, information systems and human resources, as well as professional services expenses such as legal and accounting, and provision for doubtful accounts. General and administrative expenses increased from $1.0 million in the nine months ended March 31, 1998, to $2.2 million in the nine months ended March 31, 1999, representing 29% and 15% of total revenues, respectively. The increase in dollar amount was due primarily to increased staffing necessary to manage and support our growth. General and administrative personnel increased from five people at March 31, 1998, to 12 people at March 31, 1999. Legal expenses have been a significant cost in both periods, amounting to $458,000 and $897,000 for the nine months ended March 31, 1998 and 1999, respectively. These legal costs have principally been due to the Compuware litigation, for which a settlement was reached in January 1999 and final documentation was entered into and the claims dismissed in March 1999. In addition, occupancy costs charged to general and administrative expense increased by $533,000 during the period as a result of the lease of our new facility in July 1998. The decrease in general and administrative expense as a percentage of total revenue was due primarily to the growth in total revenue. We believe that our general and administrative expenses will increase in absolute dollars as we expand our administrative staff, add new financial and accounting software systems, and incur additional costs related to being a public company, such as expenses related to directors' and officers' liability insurance, investor relations and stock administration programs and increased professional fees.

  Stock-Based Compensation. During the nine months ended March 31, 1998 and 1999, we recorded deferred stock-based compensation of $473,000 and $2.7 million, respectively, relating to stock option grants to employees and non-employees. These amounts are being amortized over the vesting periods of the granted options, which is generally four years for employees. During the nine months ended March 31, 1998 and 1999, we recognized stock-based compensation expense of $83,000 and $1.4 million, respectively. At March 31, 1999, total deferred stock-based compensation was $2.3 million. We expect to amortize approximately $600,000 of deferred stock-based compensation for the quarter ended June 30, 1999, and up to approximately $200,000 of deferred stock-based compensation each quarter through June 30, 2003.

  Interest Income, Net. Interest income, net, represents interest income earned on our cash and cash equivalent balances and interest expense on our equipment loans and loan subordinated to our bank line of credit. For the nine months ended March 31, 1998 and 1999, interest and other income, net, was $215,000 and $89,000, respectively. The decline in interest income, net is the result primarily of lower cash and cash equivalent balances in the 1999 period, coupled with interest on the $5.0 million subordinated debt, commencing in the quarter ended March 31, 1999. The subordinated loan plus any accrued interest will be repaid upon the closing of this offering and will be offset by the cash proceeds from the exercise of the Compuware warrant. See "--Liquidity and Capital Resources" on page 29 of this prospectus for a further discussion of this loan and the Compuware warrant.

  Income Taxes. We incurred net operating losses in the nine months ended March 31, 1998 and 1999, and consequently paid no federal, state or foreign income taxes.

Comparison of Fiscal Years Ended June 30, 1996, 1997 and 1998

  The trends discussed in the comparisons of operating results for the nine months ending March 31, 1998 and 1999, generally apply to the comparison of results of operation for fiscal 1996, 1997 and 1998, except for differences discussed below.

  Revenue

  We did not recognize any revenue in fiscal 1996. We began selling software licenses for the AppManager Suite in February 1997, and our software license revenue increased from $369,000 in fiscal 1997 to $6.6 million in fiscal 1998. Service revenue increased from $19,000 in fiscal 1997 to $467,000 in fiscal 1998, principally from increases in new customer licenses.

  Cost of Revenue

  Cost of Software License Revenue. Our cost of software license revenue increased from $9,000, or 2% of software license revenue, in fiscal 1997 to $235,000, or 4% of software license revenue, in fiscal 1998. The increase in absolute dollar amount was due principally to increases in the number of software licenses sold, while the percentage increase was due principally to an increase in our reserve for product returns by $50,000 in fiscal 1998.

  Cost of Service Revenue. Our cost of service revenue increased from $46,000 in fiscal 1997 to $407,000 in fiscal 1998. These costs amounted to 242% and 87% of service revenue, respectively. The decline in cost of service revenue as a percentage of service revenue declined due primarily to economies of scale achieved as our revenue and installed base have grown.

  Operating Expenses

  Sales and Marketing. Our sales and marketing expenses increased from $77,000 in fiscal 1996, to $1.2 million in fiscal 1997 and to $5.7 million in fiscal 1998. The increase reflects the hiring of additional sales and marketing personnel in connection with the building of our direct, reseller and original equipment manufacturer channels, and higher commissions associated with increased sales volume. Our personnel in sales and marketing increased from three at June 30, 1996, to nine at June 30, 1997, to 34 at June 30, 1998. Sales and marketing expenses accounted for 319% of total revenue in fiscal 1997 and 81% of total revenue in fiscal 1998. The decrease as a percentage of total revenue was due primarily to growth in our total revenue.

  Research and Development. Research and development expenses increased from $665,000 in fiscal 1996, our first year of product development, to $1.0 million in fiscal 1997, and to $2.2 million in 1998. The increase in each of these periods was due primarily to increases in personnel in each period. Our personnel in research and development increased from six at June 30, 1996 to 14 at June 30, 1997 and to 30 at June 30, 1998. Research and development expenses accounted for 259% of total revenue in fiscal 1997 and 31% of total revenue in fiscal 1998. The decrease as a percentage of total revenue was due primarily to growth in our total revenue.

  General and Administrative. General and administrative expenses increased from $264,000 in fiscal 1996, to $479,000 in fiscal 1997 and to $1.6 million in fiscal 1998. These costs, which represented 123% of total revenue in fiscal 1997 and 23% of total revenue in 1998, were the result of increases in personnel, facility-related costs and legal expenses. Our personnel in general and administrative positions increased from two at June 30, 1996 and 1997, to eight at June 30, 1998. Legal expenses were $186,000 in fiscal 1997 and $762,000 in fiscal 1998, and related principally to the Compuware litigation that commenced in September 1996 for which a settlement was reached in January 1999 and final documentation was entered into and the claims dismissed in March 1999. The decrease as a percentage of total revenue was the result of growth in our total revenue.

  Stock-Based Compensation. In fiscal 1998, we recorded deferred stock-based compensation of $1.2 million in connection with stock option grants and amortized $250,000 of this amount as an expense for that year.

  Interest Income, Net. We recognized interest income, net of $97,000, $116,000 and $262,000 in fiscal 1996, 1997 and 1998, respectively. These amounts are the result of investments made out of cash balances in excess of operating requirements, which resulted from our two preferred stock financings in September 1995 and May 1997.

  Income Taxes. We incurred net operating losses in fiscal 1996, 1997 and 1998, and consequently paid no federal, state or foreign income taxes.

Quarterly Results of Operations

  The following table sets forth our unaudited quarterly results of operations data for the seven most recent quarters ended March 31, 1999, as well as such data expressed as a percentage of our total revenue for the periods presented. The information in the table below should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as the Consolidated Financial Statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

                                                Three Months Ended
                          ---------------------------------------------------------------------
                          Sep. 30,  Dec. 31,  Mar. 31,   Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,
                            1997      1997      1998       1998      1998      1998      1999
                          --------  --------  --------   --------  --------  --------  --------
                             (in thousands, except as a percentage of total revenue)
Consolidated Statement
 of Operations Data
 Revenue:
 Software license.......   $  526    $1,479   $ 1,181     $3,417    $3,640    $4,519    $4,978
 Service................       23        75       136        233       450       628       894
                           ------    ------   -------     ------    ------    ------    ------
  Total revenue.........      549     1,554     1,317      3,650     4,090     5,147     5,872
 Cost of revenue:
 Software license.......       18        68        73         76        87       158       287
 Service................       20        65       118        204       176       384       334
                           ------    ------   -------     ------    ------    ------    ------
  Total cost of
   revenue..............       38       133       191        280       263       542       621
                           ------    ------   -------     ------    ------    ------    ------
 Gross profit...........      511     1,421     1,126      3,370     3,827     4,605     5,251
 Operating expenses:
 Sales and marketing....      895     1,209     1,496      2,148     2,125     2,864     3,038
 Research and
  development...........      416       493       553        730       884       806       962
 General and
  administrative........      261       332       401        617       523       742       974
 Stock-based
  compensation..........       --        --        83        167       364       661       330
                           ------    ------   -------     ------    ------    ------    ------
  Total operating
   expenses.............    1,572     2,034     2,533      3,662     3,896     5,073     5,304
                           ------    ------   -------     ------    ------    ------    ------
 Loss from operations...   (1,061)     (613)   (1,407)      (292)      (69)     (468)      (53)
 Interest income, net...       90        71        54         47        19        38        32
                           ------    ------   -------     ------    ------    ------    ------
 Net loss...............   $ (971)   $ (542)  $(1,353)    $ (245)   $  (50)   $ (430)   $  (21)
                           ======    ======   =======     ======    ======    ======    ======
As a Percentage of Total
 Revenue:
 Revenue:
 Software license.......       96%       95%       90%        94%       89%       88%       85%
 Service................        4         5        10          6        11        12        15
                           ------    ------   -------     ------    ------    ------    ------
  Total revenue.........      100       100       100        100       100       100       100
 Cost of revenue:
 Software license.......        3         5         6          2         2         3         5
 Services...............        4         4         9          6         4         7         6
                           ------    ------   -------     ------    ------    ------    ------
  Total cost of
   revenue..............        7         9        15          8         6        10        11
                           ------    ------   -------     ------    ------    ------    ------
 Gross margin...........       93        91        85         92        94        90        89
 Operating expenses:
 Sales and marketing....      163        78       114         59        52        56        52
 Research and
  development...........       76        32        42         20        22        16        16
 General and
  administrative........       47        20        30         16        13        14        16
 Stock-based
  compensation..........        0         0         6          5         9        13         6
                           ------    ------   -------     ------    ------    ------    ------
  Total operating
   expenses.............      286       130       192        100        96        99        90
                           ------    ------   -------     ------    ------    ------    ------
 Loss from operations...     (193)      (39)     (107)        (8)       (2)       (9)       (1)
 Interest income, net...       16         4         4          1         1         1         1
                           ------    ------   -------     ------    ------    ------    ------
 Net loss...............     (177)%     (35)%    (103)%       (7)%      (1)%      (8)%      (0)%
                           ======    ======   =======     ======    ======    ======    ======
--------------
 Cost of software
  license revenue, as a
  percentage of software
  license revenue.......        3%        5%        6%         2%        2%        3%        6%
 Cost of service
  revenue, as a
  percentage of service
  revenue...............       87%       87%       87%        88%       39%       61%       37%

  The trends discussed in the comparisons of operating results for the nine months ended March 31, 1998 and 1999, and fiscal 1996, 1997 and 1998 generally apply to the comparison of results of operations for our seven most recent quarters ended March 31, 1999, except for differences as discussed below.

  Our total revenue increased in every quarter, except the quarter ended March 31, 1998, which reflected a modest decline from the prior quarter due to the timing of initial orders, which at our early stage of development represented significant portions of revenue. Our service revenue has increased every quarter and reflects an increasing percentage of total revenue due to the compounding effect of our base of installed licenses.

  Cost of software license revenue ranged from 2% to 6% of related software license revenue during the seven quarters ended March 31, 1999, as a result of the timing of the purchase of user manuals, packaging materials and CDs, which are expensed when purchased in volume. Cost of service revenue was approximately 87% of related service revenue in each of the four quarters ended June 30, 1998, based on time spent on post-sale support activities by home office and field-based technical personnel. Cost of service revenue declined in fiscal 1999 as a percentage of total revenue due primarily to economies of scale achieved as our revenue and installed base grew. During the quarter ended December 31, 1998, we incurred a one-time charge of $132,000 relating to a special consulting project for one customer. Excluding this one-time charge, the cost of service revenue as a percentage of service revenue would have been 40% for that quarter.

  Total operating expenses increased in absolute dollar terms in every quarter during the seven quarters ended March 31, 1999. Total operating expenses during the first three quarters of fiscal 1998 ranged from 130% to 286% of total revenue, due principally to the start-up nature of our various operating activities, and since that time have ranged from 90% to 100% of total revenue as an explicit strategy of investment to allow for rapid growth. In the near future, we expect to continue to devote substantial resources to product development and expansion of our sales and marketing efforts, and expect that total operating expenses to increase in absolute dollars in future periods, although the percentage of revenue will vary depending on the level of revenue.

  We have experienced some seasonality of buying patterns resulting in generally higher orders in the quarters ended December 31 and June 30 and we expect these seasonal trends to continue for the foreseeable future. See "Risk Factors--Seasonal trends in sales of our software products ..." on page 13 of this prospectus for a further discussion of these seasonal trends.

Recent Operating Results

  For our quarter ended June 30, 1999, we had total revenue of approximately $6.5 million, total cost of revenue of approximately $600,000 and operating expenses of approximately $7.0 million. We incurred a net loss of approximately $1.1 million. Our operating expenses increased as compared to our quarter ended March 31, 1999, due to increases in sales and marketing expenses, primarily related to increases in commissions, increases in research and development expenses, related primarily to a new development project, and increases in other operating expenses due to a non-cash charge of approximately $336,000 relating to the assumed exercise of the warrant to purchase common stock issued in connection with the Compuware litigation settlement agreement (based on the assumed initial public offering price of $12.00 per share). We believe this unaudited information reflects all adjustments, consisting of only normal recurring adjustments that we consider necessary for a fair presentation of the information for the period presented. These results may not be indicative of our future performance.

Effect of Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board, or FASB, issued SFAS No. 130, Reporting Comprehensive Income, which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. Our comprehensive loss was equal to our net loss for all periods presented. We currently operate in one reportable segment under SFAS No. 131.

  In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for us in fiscal 2001. Although we have not fully assessed the implications of SFAS No. 133, we do not believe that adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

  In December 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-9 which provides certain amendments to SOP 97-2 Software Revenue Recognition, and is effective for our fiscal year beginning July 1, 1999. We do not believe that adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

Liquidity and Capital Resources

  We have funded our operations to date primarily through private sales of preferred equity securities, totaling $11.0 million and, to a lesser extent, through capital equipment leases and sales of common stock and option exercises. As of March 31, 1999, we had $11.6 million in cash and cash equivalents.

  Our operating activities resulted in net cash outflows of $834,000, $2.0 million and $3.9 million in fiscal 1996, 1997 and 1998, respectively. Sources of cash during these periods were principally from increases in deferred revenue, accrued compensation and other liabilities. Uses of cash in these periods were principally from net losses and increases in accounts receivable. In the nine months ended March 31, 1999, our operating activities provided positive cash flow of $3.4 million derived principally from increases in deferred revenue and stock-based compensation.

  Our investing activities, after excluding the purchase and maturity of temporary cash investments in fiscal 1996 and fiscal 1997, resulted in cash outflows, principally related to the acquisition of capital assets, of $152,000, $238,000, $529,000 and $790,000 in the fiscal 1996, 1997 and 1998, and the nine months ended March 31, 1999, respectively.

  Financing activities provided cash of $3.1 million in fiscal 1996, $7.9 million in fiscal 1997, principally related to the proceeds of the issuance of preferred stock. Financing activities provided cash of $5.6 million in the nine months ended March 31, 1999, principally from the proceeds of the $5.0 million loan from Compuware and proceeds from our bank credit facility.

  As of March 31, 1999, our principal commitments consisted of the $5.0 million loan from Compuware, $385,000 of advances under our prior bank credit facility in equipment purchases, and $3.1 million in accounts payable, accrued compensation and other accrued liabilities. The Compuware loan will be repaid upon completion of the offering, which will be offset by the cash proceeds of approximately $3.0 million from the exercise of the warrant issued to Compuware in connection with the settlement of litigation. We have a term loan in the principal amount of $433,000 with a bank that will be repaid through monthly installments through January 2002. The borrowings from Compuware and the bank are secured by substantially all of our assets.

  Deferred revenue consist principally of the unrecognized portion of revenue received under maintenance service agreements. These amounts are recognized ratably over the term of the service agreement. Deferred revenue was $3.2 million at March 31, 1999.

  We believe that the net proceeds from this offering, together with our cash balances and cash flow generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements, or for other purposes, and may seek to raise such additional funds through public or private equity financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. Any financing we obtain may dilute your ownership interests. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of businesses, products or technologies. We have no current plans, agreements or commitments, and are not currently engaged in any negotiations with respect to any such transaction.

Year 2000 Compliance

  Background of Year 2000 Issues

  Many currently-installed computer and communications systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. This situation could result in system failures or miscalculations causing disruptions, in the operations of any business, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to comply with such "year 2000" requirements.

  Our Products

  In the ordinary course of our business, we test and evaluate our software products. We believe that our AppManager Suite is year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000, will not materially affect the performance of such software products or the ability of such products to correctly create, store, process and output information of data involving dates. However, we may learn that some modules do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. In addition, in the majority of our larger contracts with customers, we have warranted that the use or occurrence of dates on or after January 1, 2000, will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. If any of our licensees experience year 2000 problems as a result of their use of our software products, those licensees could assert claims for damages. Many of our licensing agreements provide that if our products do not perform to their specifications, we will correct such problems or issue replacement software. If these corrective measures fail, we may refund the license fee associated with the non-performing product. To date we have not received any year 2000 related claims on our software products.

  Our State of Readiness

  Our business depends on the operation of numerous systems that could potentially be impacted by year 2000 related problems. The systems include:

  . computer and communications hardware and software systems used to deliver our software enabling keys and allow our customers and employees to download product, documentation and Knowledge Scripts

  . computer and communications hardware and software systems used internally in the management of our business

  .  communications networks such as the Internet and private intranets

  .  the internal systems of our customers and suppliers

  . non-information technology systems and services we use to manage our business, such as telephone, security and building management systems.

  Based on an analysis of all systems potentially impacted by conducting business in the year 2000 and beyond, we are pursuing a phased approach to making such systems and our operations ready for the year 2000. Beyond awareness of the issues and scope of systems involved, the phases of activities in progress include:

  . an assessment of specific underlying computer and communications systems, programs and hardware

  .  remediation or replacement of year 2000 non-compliant technology

  .  validation and testing of technologically-compliant year 2000 solutions

  .  implementation of year 2000 compliant systems.

  The table below provides a summary of the status and timing of phased activities.


        Impacted Systems                 Status            Targeted Implementation
        ----------------                 ------            -----------------------
   Hardware and software       Systems upgraded or              July 31, 1999
    systems used to deliver     replaced as appropriate,
    services                    conducting validation and
                                testing
   Hardware and software       Systems upgraded or              July 31, 1999
    systems used to manage      replaced as appropriate,
    our business                conducting validation and
                                testing
   Communication networks      Assessment completed,          September 30, 1999
    used to provide services    conducting validation and
                                testing
   Operability with internal   Assessment completed,          September 30, 1999
    systems of customers and    conducting validation and
    suppliers                   testing
   Non-information technology  Assessment and remediation     September 30, 1999
    systems and services        underway, conducting
                                validation and testing

  We have obtained assurances from a majority of the providers of our internal production computer systems, including Compaq, Dell, Hewlett-Packard, IBM and Micron, that our computer systems are year 2000 compliant. These production computers run on the Microsoft Windows NT Server 4.0 operating system, and in accordance with Microsoft's instructions a corrective release has been implemented to ensure that this operating system is year 2000 compliant. We have also obtained assurances from a majority of the providers of our significant software applications such as Microsoft Exchange Server 5.5 and Microsoft SQL Server 6.5, that these applications are year 2000 compliant. We have also received assurances from the provider of our new accounting system software, that this software is year 2000 compliant.

  Our network routers are manufactured by Cisco Systems. We have replaced non-compliant series routers with compliant series routers. We have also received assurances from our third party vendors that our other networking equipment is year 2000 compliant and that our remote access equipment, such as our Lucent InterNetworking Systems, is year 2000 compliant.

  We have also received assurances from our third party vendors that our telephone system and our voicemail system are year 2000 compliant. Our Cardkey building security system is in the process of being upgraded to a new system which we believe will be year 2000 compliant. Regarding other non-information technology systems, such as the fire alarm system for our building, we are awaiting responses to our written questionnaires from providers of these systems.

  Costs to Address Year 2000 Issues

  To date, we have not incurred any material costs directly associated with our year 2000 compliance efforts, except for compensation expense associated with our salaried employees who have devoted some of their time to our year 2000 assessment and remediation efforts. We do not expect the total cost of year 2000 problems to be material to our business, financial condition and operating results. We would have incurred the replacement cost of non-information technology systems regardless of the year 2000 issue due to technology obsolescence and our growth. We have and will continue to expense all costs arising from year 2000 issues, funding them from working capital.

  We do not believe that future expenditures to upgrade internal systems and applications will materially harm our business. In addition, although we do not know the potential costs of redeployment of personnel and any delays in implementing other projects, we anticipate the costs to be immaterial and we expect minimal adverse impact to the business.

  See "Risk Factors--We have warranted..." on page 12 of this prospectus for a discussion of risks to our business related to year 2000 issues.

  Contingency Plans

  We have not yet developed a contingency plan for handling year 2000 problems that are not detected and corrected prior to their occurrence. Upon completion of testing and implementation activities, we will be able to assess areas requiring contingency planning, and we expect to institute appropriate contingency planning at that time. Any failure to address any unforeseen year 2000 issue could harm our business.

  Customers' Purchasing Patterns

  Prior to the end of 1999 and continuing into 2000, there is likely to be an increased customer focus on addressing year 2000 compliance issues. Some customers have indicated to us that they will delay deployment of new software, including new versions and product updates, at various times over the next six to nine months to avoid the possibility of introducing or encountering any new year 2000 problems. There is a risk that existing or potential customers may also choose to defer new software product purchases as a result of year 2000 concerns. Moreover, customers may reallocate capital expenditures or personnel in order to fix year 2000 problems of existing systems instead of purchasing new software. If customers defer purchases or reallocate capital expenditures and personnel, it could materially adversely affect our business, future quarterly and annual operating results and financial condition. In addition, year 2000 compliance issues also could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, consider switching to other systems and suppliers.

                                    BUSINESS

  The following Business section contains forward-looking statements relating to future events or our future financial performance, which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

NetIQ Overview

  We develop applications management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. As use of Windows NT in highly complex computing environments, including the Internet, continues to expand, businesses are increasingly relying on Windows NT-based systems and applications for critical business functions. These applications include Microsoft Exchange Server, Lotus Domino/Notes, Oracle, Citrix WinFrame, Microsoft Internet Information Server and Microsoft SQL Server. As a result, these businesses are facing new challenges in managing their highly complex Windows NT environments in order to maintain required service levels, ensure continuous uptime and reduce support costs. Our NetIQ AppManager Suite enables businesses to address these challenges by centrally managing the performance of their highly complex Windows NT environments, helping ensure availability through automated monitoring, correction and reporting features and lower the total cost of ownership. We believe that AppManager's comprehensive functionality and ease of use resulting from the utilization of familiar Microsoft technology and standards offer a superior solution for managing diverse Windows NT-based systems and applications in highly complex computing environments.

  Our products are used by businesses in a wide variety of industries and computing environments. As of the date of this prospectus, we license our AppManager products to more than 400 customers, including ALCOA, AT&T, Boeing Shared Services Group, Charles Schwab & Co., Countrywide Home Loans, Dell Computer, General Electric, Georgia-Pacific, Glaxo Wellcome, Merck & Co., Microsoft, Nabisco, NationsBank, Nordstrom Information Systems, Pfizer, Shell Services International, Southern Company Services, the Department of Veterans Affairs and Wells Fargo Bank, N.A. These customers have purchased at least $100,000 in software licenses and services since the beginning of fiscal 1997, and accounted for approximately 34% of our total revenue in fiscal 1998 and 32% of total revenue in the nine months ended March 31, 1999. International Data Corporation reports that we are one of the five largest performance management software providers for the Windows NT environment as measured by software license and maintenance revenue for 1998.

Industry Background

  The Windows NT operating system is a leading platform for distributed computing. According to International Data Corporation a leading information technology research firm, the market for Windows NT-based servers will grow from 1.3 million servers in 1998, or 32% of all server operating systems shipped in that year, to an estimated 3.3 million servers by 2002, or 51% of all server operating systems shipped in that year. The growth of Windows NT has been driven by the use of this platform for applications that businesses increasingly rely on such as electronic messaging, Internet, group collaboration and database applications. For example, businesses are increasingly deploying electronic mail servers using Windows NT. According to International Data Corporation, the worldwide market for all new electronic mail server software, for example Microsoft Exchange and Lotus Domino/Notes, will grow from 698,000 servers in 1998 to 868,000 servers in 2001. In addition, International Data Corporation also estimates that the percentage of all electronic mail server software deployed on Windows NT as opposed to other operating systems will grow from approximately 43% in 1998 to approximately 65% in 2001. Because businesses rely on Windows NT-based systems and applications, these systems and applications require high performance and availability standards, including around-the-clock uptime.

  The growth and deployment of Windows NT-based systems and applications in highly complex computing environments have created a number of unique performance and application management challenges. These complex, distributed computing environments are characterized by multiple servers running multiple enterprise-wide system applications at remote locations. These challenges range from basic tasks such as monitoring central processing unit utilization and memory and disk-space availability to tasks as complex as monitoring Internet traffic and e-mail response times or identifying specific database commands that are creating bottlenecks for system performance. The consequences of failing to meet these challenges are particularly high because businesses are increasingly relying on the applications being deployed on Windows NT to perform critical business functions. Moreover, the manner in which businesses are deploying these systems and applications can increase the likelihood of system failure. According to the Gartner Group, an industry research firm, in a survey of more than 100 companies, Windows NT-specific issues created an average of 224.5 hours of unscheduled downtime per machine per year, as compared to UNIX system-specific issues which averaged 23.6 hours of downtown and AS/400 system-specific issues which averaged 5.2 hours of downtime.

  A new and rapidly growing market has emerged to address the performance and availability management challenges created by the evolution of enterprise distributed computing on Windows NT. The goal of applications management solutions is to ensure the availability of distributed computing resources and to optimize the performance of these resources through automated monitoring, correction and reporting procedures. According to International Data Corporation, the Windows NT-based distributed operations management market is expected to grow from $1.1 billion in 1998 to $2.8 billion by 2002.

  We believe that traditional systems management solutions have not been able to adequately address the unique challenges of the complex deployment of systems and applications within the Windows NT environment. Among these traditional systems management solutions are "framework" products that attempt to address all aspects of system and application management problems across multiple platforms, such as Windows NT, UNIX and AS/400, with a single product suite. According to the Gartner Group, these framework products have generally performed poorly, have been difficult to implement and Gartner Group estimates that 36 months after purchase, 70% of enterprise management framework implementations fail to be fully and successfully implemented and utilized. UNIX-based systems management vendors have attempted to modify their UNIX-based platforms to address specific systems and applications management needs for Windows NT. In addition, because these framework and UNIX-based systems management solutions have not been designed specifically for the Windows NT platform, they often are not easy to use because they do not incorporate the "look and feel" of Windows NT. Furthermore, many of these systems management solutions offer only limited reporting functions and utilize an architecture that does not easily scale to accommodate the growth in the number of Windows NT servers and applications organizations are deploying across their computing enterprises. Because of their limitations, framework and UNIX-based system management solutions often require extensive and costly customization, long deployment times and significant ongoing support, thereby increasing organizations' total cost of ownership.

  The unique challenges for managing Windows NT-based systems and applications have created the need for Windows NT-based applications management solutions designed specifically for the Windows NT environment. We believe a complete applications management software solution for the distributed Windows NT environment must incorporate the following characteristics:

  . Comprehensive breadth and depth of performance and availability management capabilities optimized for the Windows NT environment
  . Familiar "look and feel" of Microsoft Windows NT-based products that information technology professionals can easily adopt and use
  . Advanced architecture that scales to support rapid growth in the number of servers and applications deployed on the Windows NT platform yet retains centralized access and control
  . Rapid deployment capabilities and low maintenance costs that result in improved return on investment
  . Close integration with other systems, network and hardware management solutions

The NetIQ Solution

  Our AppManager products provide a comprehensive solution for centrally managing the performance of businesses' Windows NT environments. Utilizing a centralized console with automated monitoring, correction and reporting capabilities, our products help optimize the performance and availability of Windows NT systems and applications and reduce associated support costs. Key features of our solution include:

  Comprehensive Windows NT-Based Systems and Application Management
  Functionality

  AppManager consists of fully integrated product modules known as "AppManagers" that provide comprehensive functionality for managing Windows NT-based systems and the popular applications that run on Windows NT. AppManager has broad functionality that enables information technology professionals to rapidly detect problems, identify the underlying source of the problems, implement corrective measures and generate focused management reports through an automated process. AppManager also provides more than 500 pre-packaged "Knowledge Scripts," or business rules and policies, that indicate the most relevant statistics that need to be monitored at specified thresholds and intervals. Information technology professionals can easily customize these Knowledge Scripts or develop their own to meet organization-specific requirements.

  Utilizes and Builds Upon Microsoft Technology and Standards

  AppManager utilizes and builds upon leading Microsoft technologies and standards, protocols and application programming interfaces. As a result, AppManager looks, feels and operates in the same manner as Microsoft Windows NT products, helping information technology professionals adopt and use AppManager more easily than system management solutions that have been adapted from solutions for non-Windows platforms. Furthermore, as new and emerging Windows NT standards and product features develop, we will incorporate these standards and features into AppManager.

  Scalable Product; Centralized Control

  AppManager's architecture scales easily to accommodate growth in the number of Windows NT servers and Windows NT-based applications that organizations deploy in their computing environments. Many of our customers gradually adopt and roll-out Windows NT throughout their enterprise on a server-by-server basis, and deploy additional Windows NT-based applications on an application-by-application basis. As customers increase their use of Windows NT-based systems and applications, our architecture scales to accommodate this growth and continues to enable information technology professionals to manage their server base from a centralized console.

  Rapid Deployment; Reduced Total Cost of Ownership

  Because AppManager provides comprehensive, "out-of-the-box" functionality and has the "look and feel" of Microsoft Windows NT products, it is easier for information technology professionals to deploy and maintain our products than traditional system management solutions. AppManager requires minimal customization, maintenance and ongoing customer support and is designed to reduce the total cost of ownership and administration of distributed Windows NT environments, relative to other system management solutions. Our Knowledge Scripts enable information technology professionals to quickly implement AppManager and our architecture enables organizations to efficiently roll-out AppManager from limited departmental uses to managing multiple important applications throughout an organization.

  Open Architecture that Integrates with Existing System, Network and Hardware Management Products

  Since many of our customers have made significant investments in legacy system and network management applications, we have designed our products to integrate closely with these solutions. We have developed "connectors" that integrate with leading enterprise management framework products by sharing performance and event information. In addition, because many organizations have purchased Windows NT servers from multiple hardware vendors, AppManager includes product modules that integrate with hardware management tools to monitor the status and performance of the hardware underlying Windows NT systems.

  Optimized for Microsoft's Channel

  Because we focus exclusively on the Windows NT market, we understand and can address the needs of this marketplace. We target our sales efforts on the Windows NT segments of our customers' information technology departments where the need for products and expertise similar to ours is particularly acute. Moreover, because our products have the "look and feel" of Microsoft technology and are developed for Microsoft users, Microsoft's third party resellers and channel partners typically find our products easy to market, sell and support.

Strategy

  Our objective is to be the leading provider of applications management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. Key elements of our strategy include:

  Enhancing Position as a Leading Provider of Windows NT Applications Management Solutions

  We intend to strengthen our technology leadership position in the Windows NT applications management software market by continuing to focus on managing applications that businesses are increasingly relying on to perform critical business functions, including electronic messaging, Internet, group collaboration and database applications. We intend to enhance our comprehensive solutions by offering broader "out-of-the box" functionality and closer integration with third party system, network and hardware management products. We also intend to continue to introduce additional AppManager modules for managing additional important applications such as Microsoft's Commerce Server.

  Target Enterprise-wide Deployment within Existing Customer Base

  As of the date of this prospectus, we license our products to over 400 customers across a broad range of industries. A number of our customers initially deploy AppManager on a departmental basis or for managing particular Windows NT-based systems or applications. We have focused and will continue to focus on expanding existing customers' use of AppManager to an enterprise-wide deployment managing multiple applications.

  Expand Distribution Channels

  We have formed relationships with value added resellers, system integrators, original equipment manufacturers and distributors. We intend to build upon these relationships and to pursue new ones. In particular, we intend to continue to focus on relationships with third party resellers of Microsoft products that constitute the most significant distribution channel for Windows NT-based systems and applications.

  Increase International Presence

  We believe that international markets present a substantial growth opportunity for us as the worldwide market for Windows NT-based systems and applications continues to expand and as organizations increasingly recognize the advantages of applications management solutions. We intend to expand our field and inside sales forces and establish additional field offices in the United States and internationally. We plan to complement our current international distribution channels by developing relationships with additional international resellers, distributors and original equipment manufacturers. Working with our Japanese original equipment manufacturers, we have developed branded Japanese versions of our AppManager products for each of these original equipment manufacturers to market, sell and support and we intend to develop additional localized versions of our products in the future.

  Expand Relationships with Microsoft

  We intend to expand our relationships with Microsoft to further develop our applications management solutions for Windows NT-based systems and applications and expand our penetration of the Windows NT market. We participate in Microsoft's testing and feedback programs for new systems and applications and intend to support all current and future Windows NT technologies and standards. We plan to continue to participate in joint marketing programs with Microsoft, expand Microsoft's use of our products and continue to support new Microsoft Windows NT-based applications.

Products and Technology

  We develop, market and support the NetIQ AppManager Suite, a leading applications management software solution for distributed Windows NT environments. AppManager's automated monitoring, correction and reporting features help information technology professionals optimize the performance and increase the availability of their Windows NT-based systems and electronic messaging, Internet and database applications, while reducing associated support costs. Additionally, AppManager can monitor the status and performance of the hardware underlying Windows NT systems. By using our AppManager connector integration products, information technology professionals can use AppManager with system and network management framework products to share performance and event information. The following diagram illustrates how AppManager enables information technology professionals to comprehensively manage applications, underlying operating systems and hardware platforms that businesses rely on to perform critical business functions in their Windows NT environment from a central console.

                   NetIQ's Comprehensive Approach to Managing
                            Windows NT Environments


[Graphic depiction of the interface between the company's product, the applications, the Windows NT operating system and hardware platforms.]

  Our AppManager product suite is a set of fully integrated product modules known as "AppManagers." The following table summarizes the functionality of our Windows NT-based AppManager products by server or product category.

      Server or                 NetIQ Products
   Product Category           (Year Introduced)           Representative Functionality
--------------------------------------------------------------------------------------
  Windows NT         AppManager for                       . Identifies CPU bottlenecks
   Operating                                                and
   Systems           . Microsoft Windows NT (1996)          terminates runaway
                                                            processes
                     . Microsoft Cluster Server (1997)    . Checks if key services are
                                                            down and
                     . Windows NT Server, Terminal Server   auto-starts
                       Edition
                       (1998)                             . Tracks disk space
                                                            utilization
                     . Citrix WinFrame (1998)             . Determines if running low
                                                            on DHCP
                     . Microsoft Windows Load Balance       leases
                       Service (1999)
                                                          . Resets terminal server
                                                            session
                                                          . Reboots downed Windows NT
                                                            server
--------------------------------------------------------------------------------------
  Messaging Servers  AppManager for                       . Monitors e-mail
                                                            connectivity and
                     . Microsoft Exchange Server (1996)     response time
                     . Lotus Domino/Notes (1997)          . Reports on e-mail traffic
                                                            flow
                     . Microsoft Message Queue Server     . Identifies top senders and
                       (1997)                               receivers of e-mail
                                                          . Monitors e-mail space
                                                            usage
--------------------------------------------------------------------------------------
  Internet/Web       AppManager for                       . Monitors connection to
   Servers                                                  URLs
                     . Microsoft Internet Information     . Examines contents of URLs
                       Server (1996)                        and checks
                     . Microsoft Commercial Internet        for changes
                       System News Server
                       (1997)                             . Monitors the availability
                                                            of a web server
                     . Microsoft Proxy Server (1998)      . Displays HTTP connections
                     . Microsoft Site Server (1999)       . Detects unauthorized login
                                                            attempts
                     . Microsoft Site Server, Commerce    . Detects if an Internet
                       Edition (1999)                       port or IP address can be
                                                            accessed
--------------------------------------------------------------------------------------
  Database Servers   AppManager for                       . Identifies SQL statements
                                                            utilizing
                     . Microsoft SQL Server (1996)          most amount of system
                                                            resources
                     . Microsoft Transaction Server       . Monitors database space
                       (1997)                               usage
                     . Oracle (1998)                      . Tracks locking conditions
                                                          . Truncates transaction log
                                                            if running out of space
--------------------------------------------------------------------------------------
  Hardware           AppManager for                       . Monitors computer
   Management                                               temperature
   Tools             . Compaq Insight Manager (1997)      . Detects if UPS battery is
                                                            running low
                     . HP TopTools for Servers (1998)     . Reports error status of
                                                            network interface
                     . Dell OpenManage (1998)               cards
                     . NEC ESMPro* (1998)                 . Monitors system voltage
                     . IBM NetFinity (1999)               . Tracks asset information
                                                            such as serial numbers
--------------------------------------------------------------------------------------
  Third-Party Tools  AppManager for                       . Detects if software
                                                            distribution has
                     . Microsoft Systems Management         failed
                       Server (1996)
                     . Microsoft SNA Server (1999)        . Checks status of tool's
                                                            services and
                     . CA ARCServe (1999)                   auto-restart
                     . Seagate Backup Exec (1999)         . Monitors SNA connections
                                                          . Determines if backup job
                                                            has failed
--------------------------------------------------------------------------------------
  "Connector" to     AppManager Connector for             . Receives events from
   Management                                               AppManager
   Frameworks        . Tivoli Enterprise (1998)           . Invokes AppManager console
                                                            from
                     . CA Unicenter TNG (1998)              within framework
                     . HP OpenView Network Node Manager   . Distributes AppManager
                       (1998)                               software
--------------------------------------------------------------------------------------
  Console Products   AppManager for                       . Views and acknowledges
                                                            events
                     . Operator Console (1996)            . Generates service level
                                                            agreement
                     . Developer Console (1996)             reports
                     . Web Access Console (1997)          . Edits pre-defined
                                                            Knowledge Scripts
                                                          . Displays performance
                                                            metrics

--------------------------------------------------------------------------------
* Available only with the Japanese edition of the NetIQ AppManager Suite.

  We also provide a localized version of our AppManager products for the Japanese market.

  Native Windows NT Implementation

  AppManager uses standard Microsoft technology such as Visual Basic for Applications scripting, the Microsoft COM object model and SQL Server. As a result, AppManager looks, feels and operates the same as Microsoft products. Our use of widely accepted Microsoft standards also makes our AppManager products easy to customize and implement in a customer's existing IT environment. We intend to continue to support new Microsoft technology, including emerging Windows 2000-based technologies such as Active Directory and Windows Management Instrumentation, a component of Microsoft's Web-based Enterprise Management initiative, or WBEM.

  Open Architecture that Easily Scales to Accommodate Growth

  AppManager's advanced architecture easily scales to accommodate growth in the number of Windows NT servers businesses deploy in their highly complex computing environment and includes an exception-based communication mechanism that reports only system events and exception data which minimizes network traffic, and intelligent management agents that can continue to monitor systems and applications regardless of the status of the network connection. AppManager also offers information technology professionals the flexibility to work from a robust Web-based interface to start and stop monitoring jobs and view performance and event data.

  AppManager's architecture is comprised of the following tiers:

  . AppManager Console. The console is an easy-to-use graphical user interface program that displays systems and applications as resource icons within a familiar Microsoft Explorer-type tree view. The console is used to centrally define and control the execution of Knowledge Scripts, business rules and policies. The Knowledge Scripts run as Visual Basic for Applications scripts that collect performance data, monitor for events and initiate corrective actions.
  . Web Console. The Web console is an optional program that lets users monitor their entire Windows NT environment from a Web browser.
  . Repository Server. The repository server is a Microsoft SQL Server database that stores performance and availability management data. The repository server allows for custom reporting and provides over 165 standardized reports for users to choose from. These standardized reports focus on summarizing inventory, performance and event data collected by AppManager for both Windows NT-based systems and applications, and are designed to help information technology personnel determine if they are meeting their required service levels.
  . Management Server. The management server is a program that manages event-
    driven communication between the repository and the agent programs.
  . Agent. The agent is an easy-to-use and easy-to-deploy program that receives requests from the management server to either run or stop a Knowledge Script. After receiving a request, the agent program communicates back any system events and exceptional data collected by the running Knowledge Scripts. Users can centrally "push" the AppManager agents to remote systems for easy deployment.

  The following graphic illustrates the multiple tiers of the NetIQ AppManager architecture:


[Graphic depiction of the relationship between AppManager consoles, management server, repository server and agents.]

Customers

  As of the date of this prospectus, we license our AppManager products to more than 400 customers. The following is a representative list of our customers that have purchased at least $100,000 in software licenses and services since the beginning of fiscal 1998:

  Government                               Utilities/Energy


    Defense Intelligence Agency                Exxon Computing Services
    Department of Veterans Affairs             Fina Oil and Chemical Company
    Ministere Emploi et Solidarite             Koch Industries
    US Postal Inspection Service               Shell Services International

                                               Southern Company Services
  Financial Services                           Williams Information Services


    Arthur Andersen & Co.                  Manufacturing/Distribution
    Charles Schwab & Co.

    Dresdner Bank AG                           ALCOA
    Great West Life & Annuity Insurance        Boeing Shared Services
    JC Bradford & Co.                          General Electric
    NationsBank/Bank of America                Georgia-Pacific

    Northern Trust
    Safeco Insurance Companies             Pharmaceuticals/Health Care

    Standard & Poor's
    Unum Corp.                                 Baptist Memorial Hospital
    Wells Fargo Bank N.A.                      Cerner Corporation
                                               Glaxo Wellcome

  High Technology                              Mayo Foundation for Medical
                                                Education and Research

    Dell Computer                              Merck & Co.
    Interliant                                 Pfizer

    Microsoft Corporation
    Microstrategy                          Retail/Consumer Packaged Goods

    NCR Corporation
    Network Associates                         London Drugs
    PeopleSoft                                 Nabisco Foods
    Siemens Business Services                  Nordstrom Information Systems
                                               Office Depot

                                               Pepsi-Cola
                                               Philip Morris Europe

                                           Telecommunications

                                               American Telephone & Telegraph
                                               Co.
                                               BellSouth Cellular Corp.
                                               Belgacom

Representative Customer Applications


 Customer            Application
-----------------------------------------------------------------------------
 Office Depot        As the world's largest supplier of office products with
                     global operations that include over 739 stores across
                     North America, France and Japan, Office Depot relies on
                     its Microsoft Windows NT-based e-commerce site to serve
                     thousands of customers. As a key element of the
                     company's information technology strategy, Office Depot
                     depends on the NetIQ AppManager Suite to ensure the
                     performance and availability of over 130 distributed
                     Windows NT and Exchange servers that run the company's
                     public e-commerce site, Business Services Division and
                     support center. AppManager is also instrumental in
                     maintaining the health of the company's Compaq hardware
                     deployment via integration with Compaq Insight Manager.
-----------------------------------------------------------------------------

 Southern Company    The largest producer of electricity in the United
                     States, Atlanta-based Southern Company supplies
                     electricity to 11 million customers in the southeastern
                     United States, while its international subsidiaries and
                     affiliates serve South America, Europe, and Asia.
                     Southern Company depends on an information
                     infrastructure that includes more than 500 Windows NT
                     servers running numerous critical applications. Having
                     rejected systems management frameworks as not providing
                     enough depth or breadth within the Windows NT
                     environment, Southern Company decided to look for an
                     optimized management solution. Southern Company's
                     requirements included that the management tool must be
                     able to be deployed in an easy and quick manner, and it
                     must provide the deep level of monitoring required by
                     Southern Company to ensure the availability and
                     reliability of the Windows NT infrastructure. Southern
                     Company selected AppManager because it best met those
                     requirements, and subsequently rolled out AppManager to
                     their entire Windows NT server deployment in less than
                     three months.
-----------------------------------------------------------------------------

 Countrywide         Enterprise server management tools are crucial assets to
 Home Loans          the information technology support staff of Countrywide
                     Home Loans, the nation's largest independent residential
                     mortgage lender and servicer. Tools such as NetIQ
                     AppManager Suite enable Countrywide's network
                     administrators to avoid potentially critical system or
                     application problems, as well as the ability to
                     accurately diagnose failures if they do occur.
                     AppManager also enhances and extends Countrywide's
                     monitoring capabilities, giving staff quick access to
                     systems information on virtually any of its 400
                     Microsoft BackOffice-based production servers.

-----------------------------------------------------------------------------

 Charles Schwab      Charles Schwab & Co., Inc., a securities brokerage firm,
                     uses AppManager to monitor its Windows NT-based server
                     environment at its more than 290 branch offices. Schwab
                     initially licensed AppManager to monitor its messaging
                     environment and later expanded its use to a Windows-NT
                     based server environment.


Sales, Marketing and Distribution

  Field and Inside Sales

  We market our software and services through our field sales organization located at our headquarters facility in Santa Clara, California, our domestic field offices in Chicago, Dallas, Denver, New York and Washington, D.C., and our international field offices in London, Munich, Sydney and Tokyo. Each of our field sales offices includes a territory manager and one or more systems engineers. The territory manager and system engineer concentrate on Fortune 1000-sized accounts that have at least 100 Windows NT servers. Channel sales representatives focus on managing sales activities of our regional channel partners and branch sales offices of our national reseller partners. Typically, our sales process will include an initial sales presentation in person or over the phone, a product demonstration, a product evaluation period, a closing meeting and a purchase process. Generally the sales process includes licensing our products to potential customers on a trial basis. Our sales process typically takes 90 to 180 days, but this process can be longer for large, enterprise-wide sales.

  Our field sales organization is complemented by an inside sales organization with offices at our Santa Clara, California headquarters and in our London and Sydney field offices. Our inside sales organization typically handles orders from customers who have fewer than 100 Windows NT servers that are not processed or sold through the channel, or at times in concert with our channel partners. Our inside sales personnel also handle sales lead qualification, help recruit regional channel partners and distribute leads to the field sales organization or channel partners.

  Value Added Resellers, System Integrators, Distributors and Original Equipment Manufacturers

  We have implemented a channel partner program, our NetIQ Partner Network, that provides training, certification, technical support, priority communications regarding upcoming activities and products and joint sales and marketing activities. In North America, Tech Data is the primary distributor of our product and our sole U.S. distributor as of the date of this prospectus, and, as of March 31, 1999, we had over 50 third party channel partners who purchase our products through Tech Data. We sell our products to Tech Data based upon previously-negotiated prices. Tech Data, in turn, resells our products to their resellers at previously-negotiated prices. Our agreement with Tech Data is for successive one-year terms that expire each June, but is subject to automatic one-year renewals unless either party provides a termination notice prior to the renewal date. Either party to the distribution agreement may terminate the contract upon 30 days written notice to the other party. We have also established a network of value added resellers and system integrators in Europe, Latin America and the Asia-Pacific region who perform marketing, sales and technical support functions in their country or region. Each value added reseller may distribute our products directly to the customer and/or through other resellers. We had 25 channel partners outside of North America as of March 31, 1999. In addition, we have worked with NEC, Fujitsu and Hitachi to develop branded Japanese versions of AppManager that each of these original equipment manufacturers markets, sells and supports.

  Marketing

  We have a number of marketing programs designed to inform customers about the capabilities and benefits of our AppManager products. Our marketing efforts include participation in industry trade shows, technical conferences and technology seminars, preparation of competitive analyses, sales training, publication of technical and educational articles in industry journals, advertising, public relations, and analyst and press tours.

  Relationships with Developers of Windows NT-Based Systems and Applications

  We have relationships with developers of Windows NT-based systems and applications including Citrix, Compaq, Computer Associates, Dell Computer, Hewlett-Packard, IBM, including both its Lotus and Tivoli subsidiaries, Microsoft and Oracle. As part of these relationships, we often develop joint marketing programs with these software and hardware vendors. Our relationship with Microsoft is an example of this type of product-based relationship. Microsoft is one of our largest customers, and sales of software licenses to Microsoft represented 2% of our software license revenue in both fiscal 1999 and the nine months ended March 31, 1999. Microsoft's information technology group selected AppManager to monitor the performance and availability of its worldwide Windows NT environment, as well as to centrally monitor its Windows NT-based applications server infrastructure. Microsoft also currently distributes our AppManager for WBEM Agent on its current version of Windows 2000 operating system software. Recently, Microsoft has permitted one of our engineers to work with its Windows NT development group at its Redmond, Washington headquarters. Microsoft also contracts for one of our engineers to provide support for Microsoft's use of our products. Another example of our product-based relationships is our relationship with Compaq, whose service organization is a worldwide reseller of AppManager.

  International Sales

  International sales did not account for any of our revenue in fiscal 1997, but represented 10% of total revenue in fiscal 1998 and 22% of total revenue in the nine months ended March 31, 1999. We anticipate that as we expand our international sales efforts, the percentage of revenue derived from international sources will continue to increase. Currently, a majority of our international business is conducted in U.S. dollars. However, as we expand our international operations, we expect that our international business will increasingly be conducted in foreign currencies. Fluctuations in the value of foreign currencies relative to the U.S. dollar have caused, and we expect such fluctuation to increasingly cause, currency transaction gains and losses. We cannot predict the effect of exchange rate fluctuations upon future quarterly and annual operating results. We may experience currency losses in the future. To date, we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations.

Customer Support

  Our technical support organization provides ongoing technical support for our customers and for prospective customers during the period in which a prospective customer evaluates our AppManager. We offer technical support services 24 hours a day, seven days a week via our Internet site, telephone, e-mail, a support Web site and fax. Customers are notified about the availability of regular maintenance and enhancement releases via Internet-based e-mail. Initial product license fees include one year of product software maintenance and support. Thereafter, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee.

  We also offer training courses for the implementation and administration of our products. Product training is provided on a periodic basis at our headquarters in Santa Clara, California, at the offices of members of our NetIQ Partner Network and also at customer sites throughout the United States and Europe.

  Our professional services group provides product training, consulting and implementation services for a fee in order to assist customers in maximizing the benefits of our products. A significant focus of our professional services group is also to train and support partners who are members of the NetIQ Network Partner channel program in how to provide AppManager-related services and support to customers.

Research and Development

  Our research and development organization is responsible for the design, development and release of our products. The group is organized into development, quality assurance, product management, documentation and localization disciplines. Members from each discipline form separate product teams that work closely with sales, marketing and customer support to better understand market needs and user requirements. Additionally, we have a well developed information feedback loop with our customers to respond to and address their changing system and application management requirements. When appropriate, we also utilize third parties to expand the capacity and technical expertise of our internal research and development team. On occasion, we have licensed third-party technology which we believe shortens time to market without compromising competitive position or product quality.

  We have made substantial investments in research and development. Our research and development expenses were $0.7 million, $1.0 million, $2.2 million and $2.7 million in fiscal 1996, 1997 and 1998 and the nine months ended March 31, 1999, respectively. The dollar increase in fiscal 1997 and fiscal 1998 was due primarily to increased staffing and the purchasing of additional hardware and software for development and testing purposes. For a further discussion of our research and development programs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus and "Risk Factors--If we do not respond adequately to our industry's evolving technology standards . . ." on page 11 of this prospectus.

Competition

  The market for applications management software for optimizing the performance and availability of Windows NT-based systems and applications is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. New products for this market are frequently introduced and existing products are continually enhanced. We may not be able to compete successfully against current and/or future competitors and such inability would materially adversely affect our business, future quarterly and annual operating results and financial condition. See "Risk Factors--New product introductions and pricing strategies by our existing competitors . . ." beginning on page 6 of this prospectus, regarding risks associated with current competitive pressures.

  Existing Competition. We currently face competition from a number of sources, including:

  . Providers of network and systems management framework products such as
    IBM, Computer Associates and Hewlett-Packard
  . Providers of performance and availability management solutions such as
    BMC Software
  . Customers' internal information technology departments that develop or integrate system and application monitoring tools for their particular needs

  Future Competition. We may face competition in the future from established companies who have not previously entered the market for performance and availability management software for Windows NT-based systems and applications as well as from emerging companies. Barriers to entry in the software market are relatively low. Established companies may not only develop their own Windows NT-based system and application management solutions, but they may also acquire or establish cooperative relationships with our current competitors, including cooperative relationships between large, established companies and smaller private companies. These larger companies may be able to acquire the technology and expertise of smaller companies to penetrate our market quickly. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

  To date, Microsoft has not competed against us in the market for applications management software for optimizing the performance and availability of Windows NT-based systems and applications. However, Microsoft may enter this market in the future, and this could materially adversely affect our business, future annual and quarterly results of operations and financial condition. As part of its competitive strategy, Microsoft could bundle performance and availability management software with its Windows NT operating system software and this could discourage potential customers from purchasing our products. Even if the functionality provided as standard features by future Microsoft operating system software were more limited than that of our AppManager products, a significant number of customers or potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, competitive pressures resulting from this type of bundling could lead to price reductions for our products which would reduce our margins and could materially adversely affect our business, quarterly and annual operating results and financial condition.

  In addition to Microsoft, other potential competitors may bundle their products or incorporate applications management software for optimizing the performance and availability of Windows NT-based systems and applications into existing products including for promotional purposes. In addition, our ability to sell our products will depend, in part, on the compatibility of our products with other third party products. These third party software developers may change their products so that they will no longer be compatible with our products. If our competitors were to bundle their products in this manner or make their products non-compatible with ours, this could materially adversely affect our ability to sell our products and could lead to price reductions for our products which could reduce our profit margins.

Intellectual Property

  Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. These laws and procedures provide only limited protection. We have applied for three patents relating to our engineering work. Two of these patents have been issued or approved for issuance. The third patent application is pending.

  We license technology that helps AppManager Suite run our applications management modules from Summit Software on a non-exclusive, worldwide basis. Our AppManager product modules for Windows NT, Windows NT Workstation and Super Console incorporate to Summit Software technology. Under the terms of our license agreement, we pay limited royalties to Summit. We license this technology on a year-to-year basis which is automatically renewed each August and, in the event our license agreement for this technology is terminated, we may continue to sell our AppManager Suite with the Summit technology for a period of 24 months following the termination of the licensing agreement. Our license is terminable upon 60 days notice in the event a default under the licensing agreement occurs, including our failure to pay royalty fees on a timely basis or any other material breach by us of the license agreement.

Employees

  As of March 31, 1999, we had 111 employees, 35 of whom were engaged in research and development, 38 in sales and marketing, 26 in customer support and 12 in finance and administration. None of our employees is represented by a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good. For a discussion of our need to attract and retain additional qualified personnel, see "Risk Factors-- We will need to recruit and retain additional qualified personnel..." on page 9 of this prospectus.

Facilities

  Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters facility in Santa Clara, California. We currently occupy approximately 23,000 square feet of office space in the Santa Clara facility under the terms of a lease expiring in July 2003. Our current facility will not be adequate to meet our needs for the next 12 months and we are currently evaluating additional space in the local area. We believe that suitable additional facilities will be available as needed on commercially reasonable terms.

  We also lease space for sales and marketing offices in Denver, New York City, Dallas, and Washington, D.C. and have international field offices in Sydney, London, Munich, and Tokyo.

                                   MANAGEMENT

  The following table sets forth information with respect to our executive officers and directors as of the date of this prospectus.

Executive Officers And Directors

 Name                              Age                 Position
 ----                              ---                 --------
 Ching-Fa Hwang...................  50 President, Chief Executive Officer and
                                       Director
 James A. Barth...................  56 Vice President, Finance, Chief Financial
                                       Officer and Secretary
 Her-Daw Che......................  50 Vice President, Engineering and Director
 Thomas R. Kemp...................  33 Vice President, Marketing
 Stephen M. Kendall...............  43 Vice President, Asia Pacific
 Glenn S. Winokur.................  40 Vice President, Sales
 Kuo-Wei ("Herbert") Chang(1)(2)..  37 Director
 Louis C. Cole(2).................  55 Director
 Alan W. Kaufman(1)(2)............  61 Director
 Ying-Hon Wong....................  41 Director

---------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

  Ching-Fa Hwang co-founded NetIQ in June 1995 and has served as our President and Chief Executive Officer and as a director since our inception. From June 1995 to March 1999, Mr. Hwang also served as our Chief Financial Officer. From September 1994 to June 1995, Mr. Hwang served as the Vice President of Research at Compuware, a developer of information systems software. From August 1993 to September 1994, Mr. Hwang served as the Vice President of Technical Services and General Manager at the EcoSystems Business Group of Compuware. In May 1991, Mr. Hwang co-founded EcoSystems Software, a client/server management software provider, and served as its Vice President of Engineering from its inception until its sale to Compuware in August 1993. Mr. Hwang holds a B.S. in electrical engineering from National Taiwan University and a M.S. in computer science from the University of Utah.

  James A. Barth has served as our Vice President, Finance, Chief Financial Officer and Secretary since March 1999. From November 1997 until March 1999, Mr. Barth served as the Vice President, Chief Financial Officer and Secretary of Interlink Computer Sciences, a developer of enterprise networking software designed for the IBM mainframe platform. From October 1994 to August 1997, Mr. Barth served as Executive Vice President, Chief Financial Officer and Secretary at MagiNet, a provider of interactive entertainment and information systems for hotels. From March 1994 to October 1994, he served as Vice President and Chief Financial Officer at ACC Microelectronics, a semiconductor company. From 1982 to March 1994, Mr. Barth served as Vice President, Chief Financial Officer and Secretary at Rational Software, a developer of object-oriented software engineering tools. Mr. Barth holds a B.S. in business administration from the University of California at Los Angeles and is a certified public accountant.

  Her-Daw Che co-founded NetIQ and has served as our Vice President, Engineering and as a director since November 1995. From September 1993 to July 1995, Mr. Che served as the Director of Engineering of the EcoSystems Business Group at Compuware. Mr. Che co-founded EcoSystems and served as its Director of Engineering from its inception until its sale to Compuware. Mr. Che holds a B.S. in electrical engineering from National Taiwan University and an M.S. in computer science and a Ph.D. in computer science from the University of Pennsylvania.

  Thomas R. Kemp has served as our Vice President, Marketing since May 1997. From January 1996 to April 1997, Mr. Kemp served as our Director of Products. From April 1995 to November 1995, Mr. Kemp served as a Director of Product Management at Compuware and from August 1993 to March 1995, he served as a Manager of Systems Engineers at Compuware. From July 1992 to July 1993, Mr. Kemp served as a Manager of System Engineers at EcoSystems until its sale to Compuware. Prior to July 1992, Mr. Kemp held various consulting and marketing positions at Oracle Corporation, a database management company. Mr. Kemp holds a B.S. in computer science and history from the University of Michigan.

  Glenn S. Winokur has served as our Vice President, Sales since May 1997. From May 1996 to April 1997, Mr. Winokur served as our Director of Sales. From March 1994 to May 1996, Mr. Winokur served as a Regional Sales Manager at Compuware. Mr. Winokur has a B.S. in business administration and marketing from the University of Illinois.

  Stephen M. Kendall has served as our Vice President, Asia Pacific since September 1997. From March 1997 to August 1997, Mr. Kendall served as a Vice President at Commerce Direct International. From December 1993 to January 1997, Mr. Kendall served as the Vice President of Sales, Asia Pacific at Cheyenne Software, a provider of storage management, security and communications software products. Mr. Kendall has a B.A. in Asian studies from Cornell University and a M.B.A. from the Institut Europeen d'Administration des Affaires in Fontainebleau, France.

  Kuo-Wei ("Herbert") Chang has been a director since May 1997. Since April 1996, Mr. Chang has been the president of InveStar Capital, Inc., a technology venture capital management firm based in Taiwan. From July 1994 to March 1996, Mr. Chang was a Senior Vice President at the WK Technology Fund, a technology venture capital management firm based in Taiwan. From July 1992 to June 1994, Mr. Chang served as the Vice President of Sales and Marketing at DynaLab, a developer of electronic document solutions. Mr. Chang holds a B.S. in geology from National Taiwan University and a M.B.A. from National Chiao-Tung University in Taiwan.

  Louis C. Cole has been a director since September 1998. Since June 1989, Mr. Cole has been President, Chief Executive Officer and a director of Legato Systems, which develops, markets and supports network storage management software products. Since April 1995, Mr. Cole has also served as Chairman of the Board of Legato. Mr. Cole also serves as a director of Inference, a provider of enterprise customer relationship management software, and Rogue Wave Software, a provider of object-oriented software parts and related tools software. Mr. Cole holds a B.S. in mathematics and education from Pennsylvania State University at Edinboro.

  Alan W. Kaufman has been a director since August 1997. Since August 1997, Mr. Kaufman has served as a director of QueryObject Systems, which develops and markets proprietary business intelligence software, and he has served as Chairman of the Board of QueryObject since March 1998. Mr. Kaufman was President and Chief Executive Officer of QueryObject from October 1997 to December 1998. From December 1996 to October 1997, Mr. Kaufman was an independent consultant. From April 1985 to December 1996, Mr. Kaufman held various positions at Cheyenne Software, including most recently as Executive Vice President of Worldwide Sales. Mr. Kaufman is also a director of Global Telecommunication Solutions, a provider of prepaid phone cards. Mr. Kaufman holds a B.S. in electrical engineering from Tufts University.

  Ying-Hon Wong co-founded NetIQ in June 1995 and has served as a director since our inception. Since January 1991, Mr. Wong has been a General Partner of Wongfratris Investment Company, a venture investment firm. Mr. Wong holds a B.S. in electrical engineering and industrial engineering from Northwestern University and a M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Classified Board

  Our certificate of incorporation and bylaws provide for a board of directors of six members consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the completion of this offering, two of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. After this offering, directors will be elected for three-year terms. Herbert Chang and Ying-Hon Wong have been designated Class I directors whose terms expire at the 1999 annual meeting of stockholders. Alan Kaufman and Her-Daw Che have been designated Class II directors whose terms expire at the 2000 annual meeting of stockholders. Louis Cole and Ching-Fa Hwang have been designated Class III directors whose terms expire at the 2001 annual meeting of stockholders. See "Description of Capital Stock--Antitakeover Effects of Some Provisions of Our Certificate of Incorporation and Bylaws" beginning on page 62 of this prospectus for a further description of the antitakeover provisions in our charter documents.

  Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationship among any of our directors, officers or key employees.

Audit Committee

  We have established an audit committee, which consists of Mr. Chang and Mr. Kaufman. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee consists of Mr. Chang, Mr. Cole and Mr. Kaufman. The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. Ching-Fa Hwang, our President, Chief Executive Officer and a member of our board of directors, participates in all discussions and decisions regarding salaries and incentive compensation for all of our employees and consultants, except that he is excluded from discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of our Compensation Committee and any member of any other company's board of directors or compensation committee.

Director Compensation

  We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. No member of our board of directors currently receives any additional cash compensation for serving as a member of the Board.

  In May 1997, we granted an option to Herbert Chang in his capacity as a director to purchase up to 183,333 shares of common stock with an exercise price of $0.30 per share which vests in annual installments over three years. Because of Mr. Chang's contractual obligations with Investar Burgeon Venture Capital, the option was issued in the name of Investar Burgeon Venture Capital Inc. The vesting of this option terminates if Mr. Chang ceases to be a member of the board of directors.

  In August 1997, we granted an option to Alan Kaufman as a director to purchase up to 66,666 shares of common stock at an exercise price of $0.30 per share. This option vests in annual installments over four years.

  In November 1998, we granted an option to Louis Cole as a director to purchase up to 50,000 shares of common stock at an exercise price of $1.50 per share. 25% of the option shares vest on the first anniversary of the grant date and the remaining shares vest ratably on a quarterly basis over the next three years.

  In November 1998, we granted non-statutory options to purchase up to 66,666 shares of common stock to Her-Daw Che and 80,000 shares of common stock to Ching-Fa Hwang, each with an exercise price of $1.50 per share. 37.5% of the shares subject to these options were vested at the time of grant, and 6.25% of the remaining shares subject to these options vest on a quarterly basis through April 2001.

  In November 1998, we granted an option to Ying-Hon Wong in his capacity as a director to purchase up to 53,333 shares of common stock with an exercise price of $1.50 per share. Because of Mr. Wong's contractual obligations with Wongfratris Investment Company, the option was issued in the name of Wongfratris Investment Company. In January 1999 this option was exercised in full subject to a right of repurchase in favor of NetIQ with respect to 63.5% of the shares acquired if Mr. Wong ceases to be a member of the board of directors. This repurchase right lapses as to 6.25% of the shares purchased each quarter through April 2001.

  See "Certain Transactions" on page 57 of this prospectus for additional information about a consulting arrangement we have with one of our directors.

  Our stock option plan includes an automatic nondiscretionary grant mechanism that provides that options will be granted to non-employee directors who on the date of grant do not beneficially hold 1% or more of our total voting power. Our stock option plan specifically provides for an initial automatic grant of an option to purchase 8,333 shares of common stock to a non-employee director who first becomes a director after our initial public offering. After our initial public offering, each non-employee director who has served on the board for at least six months will be granted an option to purchase 8,333 shares of common stock on that date of the annual meeting of our stockholders. However, if the first annual meeting following our initial public offering falls within six months of the effective date of the initial public offering no grants will be made until the following annual meeting. Each option granted to a non-employee director under this program will have a term of five years and the shares subject to these options shall be fully vested on the date of grant. The exercise price of these options will be 100% of the fair market value per share of common stock on the date of grant. See "Incentive Stock Plans--1995 Stock Plan" on page 51 of this prospectus for more detailed information regarding our stock option plan.

Executive Compensation

  The table below sets forth information concerning the compensation earned for services rendered to NetIQ in all capacities during the fiscal year ended June 30, 1999 by our President and Chief Executive Officer and our next most highly compensated executive officers whose salary, bonus and commission for fiscal 1999 exceeded $100,000. Other than the salary, bonus and commission described in the table below, we did not pay any named executive officer any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus during fiscal 1999. Bonus and commission figures for fiscal 1999 include bonuses and commissions earned and paid in fiscal 1999 as well as bonuses and commissions earned in fiscal 1999 but paid in fiscal 2000. Commissions are cash-based incentive compensation for our sales executives that are earned as licenses are sold.

                           Summary Compensation Table

                             Annual     Other Annual  Long Term       All Other
                          Compensation  Compensation Compensation    Compensation
                         -------------- ------------ ------------ ------------------
                                                      Securities
                                                      Underlying    Life
Name and Principal                                     Options    Insurance Medical
Position                  Salary  Bonus Commissions     (#'s)     Premiums  Expenses
------------------       -------- ----- ------------ ------------ --------- --------
Ching-Fa Hwang
 President and Chief
  Executive Officer..... $ 93,749 $ --    $    --       80,000      $108     $1,683
Thomas R. Kemp
 Vice President,
  Marketing.............  113,699   --         --       33,333       108      2,333
Stephen M. Kendall
 Vice President, Asia
  Pacific...............  100,328   --     19,437       20,000       108      6,714
Glenn Winokur
 Vice President, Sales..   90,287   --    133,450       33,333       108      2,536

Option Grants During Fiscal Year 1999

  The following table sets forth information with respect to stock options granted to each of the named executive officers during fiscal 1999, including the potential realizable value assuming an initial public offering price of $12.00 per share over the 10 year term of the options based on assumed rates of stock appreciation of 5% and 10%, compounded annually and subtracting from that result the total option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. In fiscal 1999, we granted options to acquire up to an aggregate of 1,299,216 shares to employees and directors, all under our stock option plan and all at an exercise price equal to not less than the fair market value of our common stock on the date of grant as determined in good faith by the board of directors. Optionees may pay the exercise price by cash, check, promissory note, delivery of already-owned shares of our common stock which have been owned by the optionee for more than six months or the date of surrender or under a cashless exercise procedure, to the extent authorized by the board. Options under the stock option plan generally vest over four years with 25% of the shares subject to option vesting on the first anniversary of the grant date, and the remaining option shares vesting ratably quarterly thereafter.

                                      Individual Grants                    Potential
                         -------------------------------------------   Realizable Value
                                    Percent of                            at Assumed
                                       Total                            Annual Rates of
                         Number of    Options                             Stock Price
                         Securities Granted to                         Appreciations for
                         Underlying  Employees  Exercise                 Options Terms
                          Options       in        Price   Expiration ---------------------
Name                      Granted   Fiscal 1999 Per Share    Date        5%         10%
----                     ---------- ----------- --------- ---------- ---------- ----------
Ching-Fa Hwang..........   80,000      6.16%      $1.50    05/18/02  $1,443,239 $2,369,993
Thomas R. Kemp..........   33,333      2.57%      11.25    04/30/09     276,557    662,492
Stephen M. Kendall......   20,000      1.54%      11.25    04/30/09     165,936    397,499
Glenn Winokur...........   33,333      2.57%      11.25    04/30/09     276,557    662,492


Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End Option Values

  The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during fiscal 1999, and the number of shares of common stock subject to exercisable stock options held as of June 30, 1999, by the named executive officers. The "Value Realized" and the "Value of Unexercised In-the-Money Options at June 30, 1999" is based upon a value of $12.00 per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.

                          Number of Shares     Number of Securities      Value of Unexercised
                             Acquired on      Underlying Unexercised    In-the-Money Options at
                              Exercise       Options at June 30, 1999        June 30, 1999
                         ------------------- ------------------------- -------------------------
                                     Value
Date                     Exercised Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     --------- --------- ----------- ------------- ----------- -------------
Ching-Fa Hwang..........      --          --   40,000       40,000      $420,000      420,000
Thomas R. Kemp..........  67,493   $ 804,867    1,670       94,168        19,540      747,170
Stephen M. Kendall......  39,790     465,543       --       76,876            --      680,449
Glenn Winokur...........  90,208   1,077,084   22,290       74,167       265,143      509,558

Incentive Stock Plans

  1995 Stock Plan

  The board of directors adopted our stock option plan in November 1995 and our stockholders approved the stock option plan in April 1996. In connection with this offering, the board of directors approved the amendment and restatement of stock option plan in May 1999 and we anticipate that our stockholders will approve the amendment and restatement prior to the completion of this offering. The stock option plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the United States tax code, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights.

  Number of Shares of Common Stock Available under the Stock Option Plan

  As of March 31, 1999, a total of 3,966,666 shares of common stock were authorized for issuance under the stock option plan, of which options to acquire 2,114,739 shares were issued and outstanding as of that date. As part of the May 1999 amendment and restatement of the stock option plan, the board of directors approved an increase of 1,366,666 shares reserved for issuance under the stock option plan to a total of 5,333,332. The stock option plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each new fiscal year, effective beginning with July 1, 2000, equal to the lesser of 4% of the outstanding shares of common stock on the first day of the fiscal year, 1,333,333 shares or an amount as the board may determine.

  Administration of the Stock Option Plan

  The stock plan administrator, which is the board of directors or a committee of the board, administers the stock option plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of the United States tax code, the committee will consist of two or more "outside directors" within the meaning of the United States tax code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase rights, the exercisability of the options and the form of consideration payable upon exercise.

  Options

  The administrator determines the exercise price of nonstatutory stock options granted under the stock option plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of the United States tax code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the stock option plan must be at least equal to the fair market value of the common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the stock option plan may not exceed 10 years.

  An optionee generally must exercise an option granted under the stock option plan at the time set forth in the optionee's option agreement after the end of optionee's status as an employee, director or consultant of NetIQ, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

  Stock Purchase Rights

  The administrator determines the exercise price of stock purchase rights granted under the stock option plan. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase rights contains a a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase under restricted stock purchase agreements will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to NetIQ. The repurchase option lapses at a rate that the administrator determines.

  Outside Director Options

  The stock option plan also provides for an initial automatic grant of an option to purchase 8,333 shares of common stock to a director who first becomes a non-employee director after our initial public offering, and who does not beneficially hold 1% or more of the total voting power of our voting securities on the date of grant. After our initial public offering, each non-employee director who has served on the board for at least the six previous months will be granted an option to purchase 8,333 shares of common stock on the date of the annual meeting of our stockholders. However, if the first annual meeting following our initial public offering falls within six months of the effective date of the initial public offering no grants will be made until the following annual meeting. Each option granted to a non-employee director under this program will have a term of five years and the shares purchasable under these options are fully vested on the date of grant. The exercise price of these options will be 100% of the fair market value per share of common stock on the date of grant.

  Transferability of Options and Stock Purchase Rights

  An optionee generally may not transfer options and stock purchase rights granted under the stock option plan and only an optionee may exercise an option and stock purchase rights during his or her lifetime.

  Adjustments upon Merger or Asset Sale

  The stock option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option or stock purchase rights. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase rights as to all of the shares subject to the option or stock purchase rights, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase rights will terminate upon the expiration of the 15-day period. If an optionee's employment with the successor corporation is terminated other than for cause or if a director's service with the successor corporation is terminated other than for voluntary resignation, which will not be considered voluntary if requested by the acquiring company, within twelve months after a change of control, the optionee will fully vest in the right to exercise all of the shares subject to the option or stock purchase rights, including shares which would not otherwise be exercisable.

  Amendment and Termination of the Stock Option Plan

  Unless terminated sooner, the stock option plan will terminate automatically in 2005. In addition, the administrator has the authority to amend, suspend or terminate the stock option plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the stock option plan.

  1999 Employee Stock Purchase Plan

  The board of directors adopted our stock purchase plan in May 1999 and we anticipate our stockholders will approve the stock purchase plan prior to completion of this offering.

  Number of Shares of Common Stock Available under the Stock Purchase Plan

  A total of 500,000 shares of common stock has been reserved for issuance under the stock purchase plan. In addition, the stock purchase plan provides for annual increases in the number of shares available for issuance under the stock purchase plan on the first day of each fiscal year, beginning on July 1, 2000, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 666,666 shares or an amount as the board may determine.

  Administration of the Stock Purchase Plan

  The board of directors or a committee appointed by the board administers the stock purchase plan. The board or its committee has full and exclusive authority to interpret the terms of the stock purchase plan and determine eligibility.

  Eligibility to Participate

  Employees are eligible to participate if they are customarily employed by NetIQ or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the stock purchase plan if such an employee:

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

  Offering Periods and Contributions

  The stock purchase plan, which is intended to qualify under Section 423 of the United States tax code, contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before October 30, 2001.

  The stock purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 3,333 shares.

  Purchase of Shares

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the stock purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will withdraw from the current offering period following the exercise and will automatically re-enroll in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with NetIQ.

  Transferability of Rights

  A participant may not transfer rights granted under the stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the stock purchase plan.

  Adjustments upon Merger or Asset Sale

  The stock purchase plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding option an option of its own. If the successor corporation refuses to assume or substitute its own options for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

  Amendment and Termination of the Stock Purchase Plan

  The stock purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the stock purchase plan at any time, except that, subject to exceptions described in the stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the stock purchase plan.

401(k) Plan

  We have adopted a tax-qualified employee savings and retirement plan, the 401(k) plan, for all eligible employees. Eligible employees may elect to defer a percentage of their eligible compensation to the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in an amount determined by our board of directors. We may also make additional discretionary profit-sharing contributions in such amounts as determined by the board of directors, subject to statutory limitations. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. The 401(k) plan, and the accompanying trust, is intended to qualify under Sections 401(a) and 501(a) of the United States tax code so that contributions by employees or by NetIQ to the 401(k) plan, and income earned (if any) on plan contributions, are not taxable to employees until distributed from the 401(k) plan, and so that contributions by NetIQ, if any, will be deductible by NetIQ when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

Change in Control Agreements

  We have entered into change of control severance agreements with each of our executive officers. The Agreements provide that in the event of the executive's involuntary termination without cause within 12 months after a change of control, the executive is entitled to six months of severance pay, six months of continued coverage under group health, life and other insurance arrangements, and full acceleration of all outstanding options granted to the executive. For purposes of these agreements, a "change of control" occurs if

  . our stockholders approve a merger or consolidation of NetIQ with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the total voting power of the surviving entity in the merger;

  . our stockholders approve a plan of complete liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets;

  . any person becomes the "beneficial owner," directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities; or

  . a change in the composition of the board that results in fewer than a majority of the directors being incumbent directors, meaning directors who either are directors as of the date of the change of control severance agreements, or are elected, or nominated for election, to the board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transaction described above or in connection with an actual or threatened proxy contest relating to the election of directors.

  See "Incentive Stock Plans--1995 Stock Plan" on page 51 of this prospectus for a description of the change of control provisions of our stock option plan.

Limitations on Directors' Liability and Indemnification

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

  . any breach of their duty of loyalty to the corporation or its stockholders

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions

  . any transaction from which the director derived an improper personal benefit

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and other corporate agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification.

  We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for many expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of NetIQ, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

  September 1995 Series A Preferred Stock Financing. In September 1995, we sold 4,666,656 shares of Series A Preferred Stock at a per share purchase price of $0.60. Purchasers of the Series A Preferred Stock included Sen-Tien Lee, who holds more than 5% of the outstanding common stock; Wongfratris Investment Company, which holds more than 5% of the outstanding common stock and whose representative, Ying-Hon Wong, who is a member of the board of directors; Direct International Limited, which holds more than 5% of the outstanding common stock; Ching-Fa Hwang, who is our President and Chief Executive Officer and a member of the board of directors; and Her-Daw Che, who is our Vice President, Engineering and a member of the board of directors. The following table summarizes purchases of Series A Preferred Stock by the these individuals and entities:

                                                                    Number of
   Name of Stockholder                                           Series A Shares
   -------------------                                           ---------------
   Sen-Tien Lee.................................................     833,333
   Direct International Limited.................................     500,000
   Wongfratris Investment Company...............................     500,000
   Ching-Fa Hwang (1)...........................................     333,333
   Her-Daw Che (2)..............................................     166,666

---------------------
(1) Shares held by Mr. Hwang and his wife in joint tenancy.
(2) Represents shares purchased by the Che Family Trust.

  May 1997 Series B Preferred Stock Financing. In May 1997, we sold 2,733,321 shares of Series B Preferred Stock at a per share purchase price of $3.00. Purchasers of the Series B Preferred Stock include InveStar Burgeon Venture Capital Inc., which holds more than 5% of the outstanding common stock and whose representative, Herbert Chang, is a member of the board of directors; Sen-Tien Lee; Direct International Limited; Ching-Fa Hwang; Wongfratris Investment Company; Her-Daw Che; and Thomas R. Kemp, who is our Vice President, Marketing. The following table summarizes purchases of Series B Preferred Stock by these individuals and entities:

                                                                    Number of
   Name of Stockholder                                           Series B Shares
   -------------------                                           ---------------
   InveStar Burgeon Venture Capital............................      666,666
   Sen-Tien Lee................................................      166,666
   Direct International Limited................................      100,000
   Ching-Fa Hwang (1)..........................................       99,998
   Wongfratris Investment Company..............................       96,666
   Her-Daw Che (2).............................................       66,666
   Thomas R. Kemp..............................................       26,666

---------------------
(1) Includes shares purchased by Jerry Hwang and Andrew Hwang, Mr. Hwang's children and by Mr. Hwang and his wife in joint tenancy.
(2) Represents shares purchased by the Che Family Trust, Austin Che and Joyce Che, Mr. Che's children.

  Consulting Arrangement. Ying-Hon Wong, one of our directors and a general partner of Wongfratris Investment Company, earned $55,000, $60,000, $60,000 and $45,000 in consulting fees in fiscal 1996, 1997, and 1998 and the nine months ended March 31, 1999, respectively, under a consulting arrangement under which Mr. Wong is paid $5,000 per month that is terminable at any time. Since co-founding NetIQ, Mr. Wong has provided general business consulting services to us on a variety of issues including financial management, marketing and sales strategies, recruiting and employee development, fund raising, investor relationship management and consultation regarding the defense of legal claims.

  Change of Control Severance Agreement. We have entered into change of control severance agreements with each of our executive officers. For a more detailed description of the change of control severance agreements, see "Management-- Change in Control Agreements" on page 55 of this prospectus.

  Option Grants to Directors and Significant Stockholders. In November 1995, in connection with his assistance in helping us obtain the Series A Preferred Stock financing, we granted an option exercisable for 133,333 shares of common stock to C. S. Ho, the director of Direct International Limited, with an exercise price of $0.06 per share which vests in annual installments over four years. In May 1999, after determining that our need for additional private financing was low, we accelerated the vesting on this option so that Mr. Ho could purchase all of the shares subject to this option to minimize accounting charges associated with future vesting of this option.

  We also have issued options to purchase common stock to Messrs. Chang, Kaufman, Cole, Che, Hwang and Wong under our stock option plan. Because of contractual obligations involving Messrs. Chang and Wong and their affiliated investment entities, the option grant to Mr. Chang was issued in the name of InveStar Burgeon Venture Capital Inc. and the option grant to Mr. Wong was issued in the name of Wongfratris Investment Company. For a more detailed description of the options granted Messrs. Chang and Wong, see "Director Compensation" on page 49 of this prospectus.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 1999 by the following individuals or groups:


     . each person or entity who           . each of our directors
       beneficially owns more
       than 5% of our outstanding
       common stock

                                           . all directors and executive
                                             officers as a group

     . each of the named
       executive officers

  Except as otherwise noted the address for each holder of more than 5% of our common stock is c/o NetIQ Corporation, 5410 Betsy Ross Drive, Santa Clara, California 95054. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Percentage ownership is based on 11,624,274 shares of common stock outstanding as of March 31, 1999 as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering, and 14,624,274 shares immediately following the completion of this offering. The figure for shares outstanding after completion of this offering also includes 280,025 shares issuable in connection with the exercise of a warrant held by Compuware. See "Capitalization" on page 18 of this prospectus and "Description of Capital Stock" on page 61 of this prospectus for a further discussion of the Compuware warrant. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 1999 are treated as outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person and are listed below under the "Number of Shares Underlying Options" column below, but these options are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                Percentage of
                                                                   Shares
                                                     Number      Outstanding
                                                   of Shares  -----------------
                                          Number   Underlying  Before   After
Name and Address                         of Shares  Options   Offering Offering
----------------                         --------- ---------- -------- --------
5% Stockholders:
Wongfratris Investment Company(1)....... 1,083,332       --     9.3%     7.4%
 51 Jordan Place
 Palo Alto, CA 94303
Sen-Tien Lee............................   999,999       --     8.6%     6.8%
 29 Alley 18, Lane 325
 Chien Kung Road
 Taipei, Taiwan
 R.O.C
InveStar Burgeon Venture Capital(2).....   666,666  122,222     6.7%     5.3%
 Leeware One Building
 Safe Haven Corporate Center
 Seven Mile Beach, Grand Canyon
 Cayman Islands
 British West Indies
Direct International Limited(3).........   600,000  133,333     6.2%     5.0%
 Charlotte House, Charlotte St.
 P.O. Box N-341
 Nassau, Bahamas


                                                                Percentage of
                                                                   Shares
                                                     Number      Outstanding
                                                   of Shares  -----------------
                                          Number   Underlying  Before   After
Name and Address                         of Shares  Options   Offering Offering
----------------                         --------- ---------- -------- --------
Current Named Executive Officers and
 Directors:
Ching-Fa Hwang (4).....................  1,899,997   40,000     16.6%    13.2%
Stephen M. Kendall.....................     31,249       --        *        *
Glenn S. Winokur (5)...................     90,208   13,125        *        *
Her-Daw Che (6)........................  1,073,332   33,333      9.5%     7.6%
Ying-Hon Wong (7)......................  1,083,332       --      9.3%     7.4%
Thomas R. Kemp.........................    163,664       --      1.4%     1.1%
Herbert Chang (8)......................    666,666  122,222      6.7%     5.3%
Alan W. Kaufman........................         --   16,666        *        *
Louis C. Cole..........................         --       --       --       --
All directors and executive officers as  5,008,448
 a group (10 persons)..................             225,346     44.2%    35.2%

---------------------
 * less than 1%
(1) The general partners of Wongfratris Investment Company include Mr. Wong, a member of our board of directors, Y. Wood Wong and Y. Kuen Wong.
(2) The general partners of InveStar Burgeon Capital include Mr. Chang, a member of our board of directors, and Kenneth Tai.
(3) Includes 133,333 shares issuable upon exercise of stock options exercisable within 60 days of March 31, 1999 held by C.S. Ho, a Director of Direct International Limited and one of our consultants. Mr. Ho is the sole general partner of Direct International Limited.
(4) Includes 33,332 shares held by Mr. Hwang's children and 399,999 shares held by Mr. Hwang and his wife in joint tenancy.
(5) Includes 90,208 held by the Glenn S. Winokur Living Trust dated July 29, 1999, of which Mr. Winokur is the trustee.
(6) Includes 13,333 shares held by Austin Che, Mr. Che's son, 13,333 shares held by Joyce Che, Mr. Che's daughter and 206,666 shares held by the Che Family Trust.
(7) Includes shares held by Wongfratris Company of which Mr. Wong is a general partner. Mr. Wong disclaims beneficial ownership of the shares held by Wongfratris Company, except to the extent of his pecuniary interest as a general partner. Certain of these shares are subject to a repurchase option in favor of NetIQ should Mr. Wong's membership on the board of directors terminate. See "Management--Director Compensation" on page 49 of this prospectus for a more detailed description of the option granted Mr. Chang.
(8) Includes shares and options held by InveStar Burgeon Venture Capital. Mr. Chang is the president of InveStar Capital, Inc., the investment manager of InveStar Burgeon Venture Capital, Inc. Mr. Chang disclaims beneficial ownership of the shares held by InveStar Burgeon Venture Capital.

                          DESCRIPTION OF CAPITAL STOCK

General

  After this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately after this offering, we estimate there will be approximately 14,624,274 shares of common stock outstanding, 2,114,739 shares of common stock will be issuable upon exercise of outstanding options and no shares of preferred stock will be issued and outstanding based on shares and options outstanding as of March 31, 1999.

  The figure for outstanding shares of common stock upon completion of this offering reflects the issuance of 280,025 shares of common stock in connection with the presumed exercise of a warrant to purchase shares of common stock issued to Compuware as part of the settlement arrangement relating to litigation involving Compuware. Under the terms of the warrant, the per share exercise price of the warrant is $10.80, 90% of the assumed per share sale price of shares sold to investors in this offering. The purchase price for the shares of common stock Compuware can purchase under its warrant is payable in cash or by the cancellation of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" beginning on page 29 of this prospectus for a discussion of our outstanding indebtedness to Compuware.

  Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of NetIQ unless such takeover or change in control is approved by the board of directors.

Common Stock

  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. If this occurs, the holders of the remaining shares will not be able to elect any directors.

  Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, subject to the terms of any existing or future agreements between NetIQ and our debtholders. We have never declared or paid cash dividends on our capital stock, expect to retain future earnings, if any, for use in the operation and expansion of its business, and do not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of NetIQ, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

  Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of NetIQ without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

Registration Rights

  The holders of 7,399,977 shares of common stock are entitled to rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between NetIQ and the holders of registrable securities. Beginning six months following the completion of this offering, holders of then outstanding registrable securities may require on up to two occasions that we register their shares for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $5,000,000. Also, holders of registrable securities who hold more than two percent of our outstanding common stock on a fully diluted basis, may require on two separate occasions in any 12 month period that shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $1,000,000. Furthermore, in the event we determine to register any of our securities under the Securities Act, either of our own account or for the account of other security holders exercising their registration rights, the holders of registrable securities are entitled to include their shares of common stock in the registration. The registration rights are subject to conditions and limitations, among them the right of the underwriter to limit the number of shares included in the registration which may reduce the number of shares proposed to be registered in view of market conditions. These registration rights are not triggered by this offering. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the consummation of this offering.

Antitakeover Effects of Some Provisions of Certificate of Incorporation and
Bylaws

  Some of the provisions of our certificate of incorporation and bylaws could make the following more difficult:

  . acquisition of NetIQ by means of a tender offer;

  . acquisition of NetIQ by means of a proxy contest or otherwise; or

  . the removal of our incumbent officers and directors.

  These provisions, summarized below, are generally expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of NetIQ to first negotiate with our board. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure NetIQ outweigh the disadvantages of discouraging these proposals because we believe that the negotiation of these proposals could result in an improvement of their terms. See "Risk Factors--Provisions in our charter documents... " on page 14 of this prospectus for a further discussion of these charter provisions.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management-- Executive Officers and Directors--Classified Board" on page 48 of this prospectus for a further discussion of the election and terms of the directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of NetIQ because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the president and the chief executive officer may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation and bylaws eliminate the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of NetIQ. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of NetIQ.

  Amendment of Charter Provisions. The amendment of the above provisions relating to the election and removal of directors, stockholder meetings and the elimination of stockholder action by written consent requires approval by holder of at least 66 2/3% of the outstanding common stock.

  See "Risk Factors--Provisions in our charter documents..." on page 14 of this prospectus for a further discussion of the charter documents.

Effect of Delaware Antitakeover Statute

  We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 generally prevents Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. A business combination includes, among other things, a merger or consolidation involving NetIQ and the interested stockholder and the sale of more than 10% of our assets. Generally, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Section with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the Section. See "Risk Factors--Provisions in our charter documents and in Delaware law..." on page 14 of this prospectus for a further discussion of antitakeover provisions of Delaware law.

Nasdaq National Market Listing

  We have been approved for listing our shares on the Nasdaq Stock Market's National Market under the symbol "NTIQ."

Transfer Agent

  The transfer agent and registrar for the common stock is BankBoston, N.A. and can be contacted by phone at (781) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

  After this offering, we will have outstanding 14,624,274 shares of common stock based upon shares outstanding at March 31, 1999, assuming no exercise of the underwriters' over-allotment option. Excluding the 3,000,000 shares of common stock offered hereby and assuming no exercise of the underwriters' over-allotment option, as of the effective date of the registration statement, there will be 11,344,249 shares of common stock outstanding, all of which are "restricted" shares under the Securities Act, excluding 280,025 shares issuable upon the exercise of the warrant held by Compuware. For more detail on the Compuware warrant see "Capitalization" on page 18 of this prospectus, and "Description of Capital Stock" on page 61 of this prospectus.

  All restricted shares are subject to lock-up agreements with the underwriters under which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of their shares for a period of 180 days after the date of this prospectus. Credit Suisse First Boston Corporation may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, Credit Suisse First Boston Corporation has no current plans to do so. The following table indicates approximately when the 11,344,249 shares of our common stock that are not being sold in the offering but which will be outstanding at the time the offering is complete will be eligible for sale into the public market:

             Eligibility of Restricted Shares for Sale in Public Market
             ----------------------------------------------------------
  ------------------------------------------------------------------------------
     At effective date...............................................     0
  ------------------------------------------------------------------------------
     180 days after effective date................................... 11,344,249


  All shares issuable upon exercise of the Compuware warrant will be "restricted" shares under the Securities Act and will not become eligible for resale until the resale requirements of Rule 144 are met. Many of the restricted shares that will become available for sale in the public market beginning 180 days after the effective date will be subject to volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of NetIQ. In general, under Rule 144, an affiliate of NetIQ, or person who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the common stock, approximately 143,442 shares immediately after this offering, or the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about NetIQ. A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above.

  As of March 31, 1999, 3,966,666 shares were reserved for issuance under the stock plan, of which options to purchase 2,114,739 shares were then outstanding. Based on options outstanding as of March 31, 1999, beginning 180 days after the effective date approximately 917,554 shares issuable upon the exercise of vested options will become eligible for sale and 33,333 shares issued under restricted stock agreements under the stock option plan will no longer be subject to a repurchase option and will be eligible for resale. Additionally, in May 1999 our board of directors approved an increase of 1,366,666 shares in the number of shares reserved under the stock option plan and a reserve of 500,000 shares for options under the stock purchase plan.

  We intend to file, within 180 days after the date of this prospectus, a Form S-8/S-3 registration statement under the Securities Act to register shares issued under restricted stock purchase agreements under the stock option plan, shares issued in connection with option exercises and shares reserved for issuance under all stock plans. Shares of common stock issued under the restricted stock agreements under the stock option plan or upon exercise of options after the effective date of the Form S-8/S-3 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements.

Lock-Up Agreements

  All officers and directors and holders of common stock and options to purchase common stock have agreed under "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the transfer or date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting
agreement, dated       , 1999, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens, Inc. and Hambrecht & Quist LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   BancBoston Robertson Stephens, Inc.................................
   Hambrecht & Quist LLC..............................................
     Total............................................................

  The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

  We have granted to the underwriters a 30-day option to purchase on a pro rata
basis up to          additional shares of common stock at the initial public
offering price less the underwriting discounts and commissions. This option may be exercised only to cover over-allotments of common stock.

  The underwriters propose to offer the common stock initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a concession of $     per share. The underwriters
and the selling group members may allow a discount of $     per share on sales
to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

  The following table summarizes the discounts and commissions and estimated expenses that we will pay.

                                                             Total
                                                 -----------------------------
                                            Per     Without          With
                                           share over-allotment over-allotment
                                           ----- -------------- --------------
   Underwriting discounts and commissions
    paid by us...........................  $          $              $
   Expenses payable by us................  $          $              $

  The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

  We, our executive officers, directors and our existing stockholders have agreed not to offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in our case for grants of employee stock options under the terms of a plan in effect on the date hereof, issuances of securities upon the exercise of employee stock options outstanding on the date hereof or the exercise of any other stock options outstanding on the date hereof.

  We have agreed to indemnify the underwriters against liabilities or to contribute to payments which the underwriters may be required to make in respect thereof.

  We have been approved to list our shares of common stock on The Nasdaq Stock Market's National Market under the symbol "NTIQ."

  Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and does not reflect the market price for the common stock following the offering. Among the principal factors considered in determining the initial public offering price will be:

  . the information in this prospectus and otherwise available to the representatives; market conditions for initial public offerings;

  . the history of and prospects for the industry in which we will compete;

  . the ability of our management;

  . our prospects for future earnings; the present state of our development and our current financial condition;

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

  . the general condition of the securities markets at the time of this offering; and other relevant factors.

  We can offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

  The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of the common stock so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

  These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase common stock without the benefit of a prospectus qualified under the securities laws, (2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above the text under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer and these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for NetIQ by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, WS Investment Company 95B, an investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation beneficially own a total of 41,666 shares of NetIQ's common stock.

                                    EXPERTS

  The consolidated financial statements as of June 30, 1997 and 1998, and March 31, 1999, and for each of the years in the three year period ended June 30, 1998, and for the nine months ended March 31, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                      WHERE TO FIND OTHER NETIQ DOCUMENTS

  We have filed a registration statement on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to NetIQ and the common stock, reference is made to the registration statement and its exhibits and schedules. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, our Web site and the Web site of the SEC referred to above.

                               NetIQ CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NetIQ Corporation:

  We have audited the accompanying consolidated balance sheets of NetIQ Corporation and subsidiaries (the Company) as of June 30, 1997 and 1998 and March 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1996, 1997 and 1998 and the nine months ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NetIQ Corporation and subsidiaries as of June 30, 1997 and 1998 and March 31, 1999, and the results of their operations and their cash flows for the years ended June 30, 1996, 1997 and 1998 and the nine months ended March 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

San Jose, California
May 19, 1999
(July 27, 1999 as to Note 13)

                               NetIQ CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                       June 30,
                                                    ----------------  March 31,
                                                     1997     1998      1999
                                                    -------  -------  ---------
ASSETS
Current assets:
  Cash and cash equivalents........................ $ 7,748  $ 3,358   $11,565
  Accounts receivable, net of allowance for
   uncollectible accounts of $307 and $505 in 1998
   and 1999 (none in 1997).........................     159    4,055     4,766
  Prepaid expenses.................................       1      167       146
                                                    -------  -------   -------
    Total current assets...........................   7,908    7,580    16,477
Property and equipment, net........................     272      527     1,036
Other assets.......................................      22       98       100
                                                    -------  -------   -------
    Total assets................................... $ 8,202  $ 8,205   $17,613
                                                    =======  =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.................................. $    --  $    --   $ 5,144
  Accounts payable.................................     227      535     1,331
  Accrued compensation and related benefits........      78      809       820
  Other liabilities................................      38      375       917
  Deferred revenue.................................      72    1,547     3,189
                                                    -------  -------   -------
    Total current liabilities......................     415    3,266    11,401
Long-term debt.....................................      --       --       241
                                                    -------  -------   -------
    Total liabilities..............................     415    3,266    11,642
                                                    -------  -------   -------
Commitments and contingencies (Note 8)

Stockholders' equity:
  Convertible preferred stock--$0.001 (total
   liquidation preference of $11,000,000);
   11,100,000 shares authorized and 7,399,977
   outstanding.....................................  10,955   10,955    10,955
  Common stock--$0.001; 30,000,000 shares
   authorized; shares outstanding: 1997, 3,027,583;
   1998, 3,217,833; 1999, 3,944,272................      48    1,302     4,143
  Note receivable from stockholder.................      (6)      (6)       --
  Deferred stock-based compensation................     (20)  (1,011)   (2,325)
  Accumulated deficit..............................  (3,190)  (6,301)   (6,802)
                                                    -------  -------   -------
    Total stockholders' equity.....................   7,787    4,939     5,971
                                                    -------  -------   -------
      Total liabilities and stockholders' equity... $ 8,202  $ 8,205   $17,613
                                                    =======  =======   =======

                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                Nine Months
                                  Years Ended June 30,        Ended March 31,
                                 -------------------------  -------------------
                                  1996     1997     1998       1998      1999
                                 -------  -------  -------  ----------- -------
                                                            (Unaudited)
Revenue:
  Software license.............  $    --  $   369  $ 6,603    $ 3,186   $13,137
  Service......................       --       19      467        234     1,972
                                 -------  -------  -------    -------   -------
    Total revenue..............       --      388    7,070      3,420    15,109
                                 -------  -------  -------    -------   -------
Cost of revenue:
  Software license.............       --        9      235        159       532
  Service......................       --       46      407        203       894
                                 -------  -------  -------    -------   -------
    Total cost of revenue......       --       55      642        362     1,426
                                 -------  -------  -------    -------   -------
Gross profit...................       --      333    6,428      3,058    13,683
Operating expenses:
  Sales and marketing..........       77    1,238    5,748      3,600     8,027
  Research and development.....      665    1,003    2,192      1,462     2,652
  General and administrative...      264      479    1,611        994     2,239
  Stock-based compensation.....       --       10      250         83     1,355
                                 -------  -------  -------    -------   -------
    Total operating expenses...    1,006    2,730    9,801      6,139    14,273
                                 -------  -------  -------    -------   -------
Loss from operations...........   (1,006)  (2,397)  (3,373)    (3,081)     (590)
Interest income (expense):
  Interest income..............       98      119      262        215       119
  Interest expense.............       (1)      (3)      --         --       (30)
                                 -------  -------  -------    -------   -------
    Interest income, net.......       97      116      262        215        89
                                 -------  -------  -------    -------   -------
Net loss.......................  $  (909) $(2,281) $(3,111)   $(2,866)  $  (501)
                                 =======  =======  =======    =======   =======
Basic and diluted net loss per
 share.........................  $ (1.55) $ (1.62) $ (1.34)   $ (1.31)  $ (0.15)
                                 =======  =======  =======    =======   =======
Shares used to compute basic
 and diluted net loss per
 share.........................      587    1,411    2,325      2,192     3,294
                                 =======  =======  =======    =======   =======
Pro forma basic and diluted net
 loss per share (Note 1).......                    $ (0.32)             $ (0.05)
                                                   =======              =======
Shares used to compute pro
 forma basic and diluted net
 loss per share (Note 1).......                      9,725               10,694
                                                   =======              =======




                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (In thousands, except share amounts)

                            Convertible                          Note
                          Preferred Stock    Common Stock     Receivable    Deferred
                         ----------------- -----------------     from     Stock-based  Accumulated
                          Shares   Amount   Shares    Amount  Stockholder Compensation   Deficit   Total
                         --------- ------- ---------  ------  ----------- ------------ ----------- ------
 July 1995--Issuance of
  common stock to
  founders at $0.00075
  per share.............        -- $    -- 2,766,665  $    2      $--       $    --      $    --   $    2
 September 1995--
  Issuance of Series A
  preferred stock at
  $0.60 per share, net
  of issuance costs of
  $14................... 4,666,656   2,786        --      --       --            --           --    2,786
 December 1995 and April
  1996--issuance of
  common stock at $0.06
  per share.............        --      --   116,000       7       (6)           --           --        1
 Net loss...............        --      --        --      --       --            --         (909)    (909)
                         --------- ------- ---------  ------      ---       -------      -------   ------
Balances, June 30,
 1996................... 4,666,656   2,786 2,882,665       9       (6)           --         (909)   1,880
 May 1997--Issuance of
  Series B preferred
  stock at $3.00 per
  share, net of issuance
  costs of $31.......... 2,733,321   8,169        --      --       --            --           --    8,169
 Exercise of stock
  options...............        --      --   144,918       9       --            --           --        9
 Deferred stock-based
  compensation..........        --      --        --      30       --           (30)          --       --
 Amortization of
  deferred stock
  compensation..........        --      --        --      --       --            10           --       10
 Net loss...............        --      --        --      --       --            --       (2,281)  (2,281)
                         --------- ------- ---------  ------      ---       -------      -------   ------
Balances, June 30,
 1997................... 7,399,977  10,955 3,027,583      48       (6)          (20)      (3,190)   7,787
 Exercise of stock
  options...............        --      --   190,250      13       --            --           --       13
 Deferred stock-based
  compensation..........        --      --        --   1,241       --        (1,241)          --       --
 Amortization of
  deferred stock
  compensation..........        --      --        --      --       --           250           --      250
 Net loss...............        --      --       --       --       --            --       (3,111)  (3,111)
                         --------- ------- ---------  ------      ---       -------      -------   ------
Balances, June 30,
 1998................... 7,399,977  10,955 3,217,833   1,302       (6)       (1,011)      (6,301)   4,939
 Exercise of stock
  options...............        --      --   784,772     178       --            --           --      178
 Repurchase of common
  stock.................        --      --   (58,333)     (4)       6            --           --        2
 Deferred stock-based
  compensation..........        --      --        --   2,667       --        (2,667)          --       --
 Amortization of
  deferred stock
  compensation..........        --      --        --      --       --         1,353           --    1,353
 Net loss...............        --      --        --      --       --            --         (501)    (501)
                         --------- ------- ---------  ------      ---       -------      -------   ------
Balances, March 31,
 1999................... 7,399,977 $10,955 3,944,272  $4,143      $--       $(2,325)     $(6,802)  $5,971
                         ========= ======= =========  ======      ===       =======      =======   ======

                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                             Nine Months Ended
                                  Years Ended June 30,           March 31,
                                 -------------------------  -------------------
                                  1996     1997     1998       1998      1999
                                 -------  -------  -------  ----------- -------
                                                            (Unaudited)
Cash flows from operating
 activities:
  Net loss.....................  $  (909) $(2,281) $(3,111)   $(2,866)  $  (501)
  Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating
   activities:
   Depreciation................       26       70      198        138       271
   Stock-based compensation....       --       10      250         83     1,355
   Gain on the sale of
    property and equipment.....       --       --       --         --         8
   Changes in:
     Accounts receivable.......       --     (159)  (3,896)    (1,257)     (711)
     Prepaid expenses..........      (12)      10     (166)       (29)       21
     Accounts payable..........       29      199      308        235       796
     Accrued compensation and
      related benefits.........       32       46      731        238        11
     Other liabilities.........       --       38      337        131       542
     Deferred revenue..........       --       72    1,475        516     1,642
                                 -------  -------  -------    -------   -------
       Net cash provided by
        (used in) operating
        activities.............     (834)  (1,995)  (3,874)    (2,811)    3,434
                                 -------  -------  -------    -------   -------
Cash flows from investing
 activities:
  Purchases of property and
   equipment, net..............     (149)    (220)    (453)      (322)     (799)
  Purchase/maturity of short-
   term investments............   (2,085)   2,085       --         --        --
  Other........................       (3)     (18)     (76)         4        (2)
  Proceeds from the sale of
   property and equipment......       --       --       --         --        11
                                 -------  -------  -------    -------   -------
   Net cash provided by (used
    in) investing activities...   (2,237)   1,847     (529)      (318)     (790)
                                 -------  -------  -------    -------   -------
Cash flows from financing
 activities:
  Borrowings on line of credit
   facility....................      314      133       --         --
  Payments on line of credit
   facility....................       --     (447)      --         --        --
  Proceeds from borrowings.....       --       --       --         --     5,433
  Payments on borrowings.......       --       --       --         --       (48)
  Proceeds from sale of common
   stock.......................        3        9       13          9       178
  Proceeds from issuance of
   preferred stock.............    2,786    8,169       --         --        --
                                 -------  -------  -------    -------   -------
   Net cash provided by
    financing activities.......    3,103    7,864       13          9     5,563
                                 -------  -------  -------    -------   -------
Net increase (decrease) in cash
 and cash equivalents..........       32    7,716   (4,390)    (3,120)    8,207
Cash and cash equivalents,
 beginning of year.............       --       32    7,748      7,748     3,358
                                 -------  -------  -------    -------   -------
Cash and cash equivalents, end
 of year.......................  $    32  $ 7,748  $ 3,358    $ 4,628   $11,565
                                 =======  =======  =======    =======   =======
Noncash investing and financing
 activities:
  Issuance (receipt) of common
   stock for stockholder's note
   receivable..................  $     6  $    --  $    --    $    --   $    (6)
Supplemental disclosure of cash
 flow information--cash paid
 for:
  Interest.....................  $     1  $     3  $    --    $    --   $    12
  Income taxes.................  $     2  $     1  $     3    $     3   $    45

                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999

1. Organization and Summary of Significant Accounting Policies

  Organization--NetIQ Corporation (the Company) was incorporated in California in June 1995 to develop, market and support performance and availability management software for the Microsoft Windows NT environment. The Company markets its products through its field and inside sales organization and reseller channel partners, which are focused on customers primarily located in the United States, Europe and Asia.

  Basis of Presentation--The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

  Property and Equipment--Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, generally three to five years.

  Software Development Costs--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards(SFAS) No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

  Revenue Recognition--Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), was issued in October 1997 by the American Institute of Certified Public Accountants ("AICPA") and was amended by Statement of Position 98-4 ("SOP 98-4"). The Company adopted SOP 97-2 effective July 1, 1997 and SOP 98-4 effective March 31, 1998. The Company believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. Additionally, the AICPA issued SOP 98-9 in December 1998, which provides certain amendments to SOP 97-2, and is effective for transactions entered into by the Company beginning July 1, 1999. The Company does not believe that adoption of these amendments will have a material impact on its financial position, results of operations or cash flows.

  Software license revenue is recognized upon meeting each of the following criteria: execution of a written purchase order, license agreement or contract; delivery of software and authorization keys; the license fee is fixed and determinable; collectibility of the proceeds within six months is assessed as being probable; and vendor specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price generally charged when an element is sold separately, or if not yet sold separately, is established by authorized management. All elements of each order are valued at the time of revenue recognition. For sales made through distributors, resellers and original equipment manufacturers the Company recognizes revenue at the time these partners report to the Company that they have sold the software to the end user and all revenue recognition criteria have been met. Service revenue includes maintenance revenue, which is deferred and recognized ratably over the maintenance period, and revenue from consulting and training services, which is recognized as services are performed.

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999


  Income Taxes--Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce net deferred tax assets to amounts that are more likely than not to be realized.

  Stock-Based Compensation--The Company accounts for its employees stock option plan in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25 Accounting for Stock Issued to Employees.

  Net Loss per Share--Basic loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding, less shares subject to repurchase by the Company. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants and common stock options) were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

  Pro Forma Net Loss per Share--Pro forma basic and diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) and the weighted average number of common shares resulting from the assumed conversion of all outstanding shares of convertible preferred stock upon the closing of the initial public offering contemplated by this Prospectus.

  Unaudited Interim Financial Information--The interim financial information for the nine months ended March 31, 1998 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information.

  Foreign Currency Transactions--The functional currency of the Company's foreign subsidiaries is the U.S. dollar. For those foreign subsidiaries whose books and records are not maintained in the functional currency, all monetary assets and liabilities are remeasured at the current exchange rate at the end of each period reported, nonmonetary assets and liabilities are remeasured at historical rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of operations, have not been significant.

  Concentration of Credit Risk--Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company sells its products to companies in diverse industries and generally does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains allowances for potential credit losses.

  Certain Significant Risks and Uncertainties--The Company operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company's future financial position, results of operations and cash flows; demand for performance availability and management software solutions, including any adverse purchasing patterns caused by Year 2000 related concerns; new product introductions by competitors; development of distribution channels; demand for Windows NT-based systems and applications; ability to implement and expand operational customer support and financial control systems to manage rapid growth, both domestically and internationally; the hiring, training and retention of key

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999

employees; relationship with Microsoft; fundamental changes in technology underlying software products; litigation or other claims against the Company.

  Recently Issued Accounting Standards--In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company's comprehensive loss was equal to its net loss for all periods presented. The Company currently operates in one reportable segment under SFAS No. 131.

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal 2001. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that adoption of this statement will have a material impact on the Company's financial position or results of operations.

2. Property and Equipment

  Property and equipment consist of (in thousands):

                                                           June 30,
                                                          -----------  March 31,
                                                          1997  1998     1999
                                                          ----  -----  ---------
   Computer equipment and software....................... $317  $ 760   $1,173
   Furniture and fixtures................................   51     55      336
   Construction in progress..............................   --      6       72
                                                          ----  -----   ------
                                                           368    821    1,581
   Less accumulated depreciation.........................  (96)  (294)    (545)
                                                          ----  -----   ------
   Property and equipment, net........................... $272  $ 527   $1,036
                                                          ====  =====   ======

3. Settlement of Litigation

  In September 1996, Compuware Corporation filed a complaint against the Company alleging misappropriation of certain trade secrets, copyright infringement, unfair competition and other claims. A settlement of these claims was reached in January 1999 and final documentation ("Settlement Agreement") was entered into and the charges dismissed in March 1999.

  In March 1999, as a part of the Settlement Agreement, the Company received a loan of $5,000,000 under a subordinated secured promissory note. The loan bears interest at 6% per year and principal and accrued interest are payable on the earliest of (i) an initial public offering of the Company's securities raising in excess of $10,000,000, (ii) a change in control meeting certain criteria,
(iii) in the event of the Company filing for bankruptcy or insolvency or other specified events of default or (iv) January 1, 2002. The note is secured by security agreements covering all of the Company's assets and is subordinated to any bank credit facility.

  Also in March 1999, as a part of the Settlement Agreement, the Company issued a warrant to purchase up to 2% of the total of the outstanding common stock and common stock equivalents of the Company, calculated

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999

immediately prior to the events described in (i) or (ii) as follows, (i) the filing of a registration statement relating to the public offering of Company's common stock or (ii) the signing of a definitive agreement regarding a change in control occurring prior to the initial public offering of the Company's common stock. The warrants are exercisable either upon (i) the effectiveness of a registration statement or (ii) the closing of a change in control transaction. The exercise price, in the case of (i), is 90% of the price to the public or, in the case of (ii), is 80% of the cash value of a share of common stock if the event takes place before December 31, 1999 or 90% of the cash value of a share of common stock if the event takes place on or after January 1, 2000. The fair value of such warrants, approximately $336,000 based on an assumed initial public offering price of $12.00 per share, will be charged to operating results in the quarter ending June 30, 1999. (See Note 13). The fair value of the warrant approximated the intrinsic value due to the diminimus life of the warrant.

4. Debt

  The Company has a Loan and Security Agreement (the "Agreement") with a financial institution, which provides for a maximum credit facility of $2,000,000. The credit facility is limited to the Company's eligible receivables, as defined, plus outstanding letters of credit with the bank. Borrowings bear interest at the bank's prime rate (7.75% at March 31, 1999) plus 0.25%. The Company may request a maximum of $400,000 in letters of credit to be issued against the credit facility. At March 31, 1999, there were no obligations outstanding under this facility. This facility expired in May 1999.

  Additionally, the Agreement provides for equipment advances of $500,000 through November 15, 1998. During the nine months ended March 31, 1999, the Company obtained advances of $433,000 for capital acquisitions. Advances bear interest at the bank's prime rate plus 0.75% which is payable monthly. Commencing December 1998, payments of principal and interest are due in equal monthly installments over a 36-month period. At March 31, 1999, the outstanding obligation was $385,000. Borrowings on the facility are due as follows: remainder of fiscal 1999, $36,000; fiscal 2000, $144,000; fiscal 2001,
$144,000; and fiscal 2002, $61,000. Borrowings under the Agreement are collateralized by a lien on all of the Company's assets.

5. Stockholders' Equity

  At March 31, 1999, convertible preferred stock consists of:

                                                                     Aggregate
                     Shares     Shares    Price Per Amount (Net of  Liquidation
                   Designated Outstanding   Share   Issuance Costs) Preference
                   ---------- ----------- --------- --------------- -----------
   Series A....... 4,666,656   4,666,656    $0.60     $ 2,786,304   $ 2,800,000
   Series B....... 2,733,321   2,733,321    $3.00       8,169,049     8,200,000
                   ---------   ---------              -----------   -----------
                   7,399,977   7,399,977              $10,955,353   $11,000,000
                   =========   =========              ===========   ===========

  Significant terms of the convertible preferred stock are as follows:

  . Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). Shares of Series A and B will be automatically converted into common stock upon the closing of a public offering yielding proceeds in excess of $7,500,000 and at a price of not less than $2.40 and $6.00 per share, respectively, or upon the approval (by vote or written consent) of at least 66 2/3% of the then outstanding shares of Series A or at least a majority of the then outstanding shares of Series B.

  . Each share has the same voting rights as the number of shares of common stock into which it is convertible.

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999


  . In the event of liquidation, dissolution or winding up of the Company, the preferred shareholders of Series A and Series B shall receive an amount equal to $0.60 and $3.00 per share, respectively, plus an amount equal to all declared but unpaid dividends on each share. Any remaining assets will be distributed among the holders of Series A and Series B preferred stock and common stock, pro rata, based on the number of shares of common stock held by each shareholder on an as-converted basis. In total, the holders of Series A and Series B preferred stock shall not be entitled to receive more than $1.50 and $7.50 per share, respectively.

  . Holders of preferred stock are entitled to annual noncumulative dividends of $0.06 and $0.24 per share for Series A and Series B, respectively, when and if declared by the Board of Directors, prior to any dividends declared on common stock. No such dividends have been declared.

  Restricted Stock--During fiscal year 1996 and the nine months ended March 31, 1999, the Company issued 2,882,667 and 53,333 shares of common stock at a total price of $9,035 and $80,000, respectively, to officers and employees of the Company. The shares are subject to repurchase by the Company at the original purchase price per share upon termination of employment prior to vesting of such shares. The restricted shares vest over periods ranging from one to four years in accordance with the terms of the original stock purchase agreement. At March 31, 1999, approximately 90,833 outstanding shares of such stock were subject to repurchase.

  The exercise price of $1.50 was less than the deemed fair value of the 53,333 shares issued during the nine months ended March 31, 1999. Accordingly, the Company recorded $138,000 as deferred compensation and amortized $65,356 to expense during the nine months ended March 31, 1999.

  Stock-Based Compensation--In connection with options granted to purchase common stock, the Company recorded deferred stock compensation of $30,000, $1,241,000 and $2,667,000 in fiscal years 1997 and 1998 and the nine months ended March 31, 1999, respectively. Such amounts represent, for employee stock options, the difference between the exercise price and the fair value of the Company's common stock at the date of grant, and, for non-employee options, the deemed fair value of the option at the date of vesting. The deferred charges for employee options are being amortized to expense through fiscal year 2003 and the deferred charges for non employee options are being amortized to expense through the end of fiscal year 1999. Stock-based compensation expense for employee and non-employee options of $10,000, $250,000 and $1,355,000 was recognized during fiscal years 1997 and 1998 and the nine months ended
March 31, 1999, respectively.

  Options granted to non-employees--The Company has granted options to non-employees for consulting and legal services performed. The vesting period for these options ranges from immediate vesting to vesting over 4 years and the option exercise period ranges from 6 months to 10 years. Stock options issued to non-employees are accounted for in accordance with provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force Issue (EITF) No. 96-18, "Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services." The fair value of stock options issued to non-employees was calculated using a risk free interest rate of 6%, expected volatility of 50% and the actual length of the option.

  During fiscal year 1996, 150,667 options were granted at an exercise price of $0.03 and no compensation related to these options was recorded for fiscal year 1996. At June 30, 1996, unvested options totaled 104,167.

  During fiscal year 1997, 142,833 options were granted at an exercise price of $0.03. In connection with these options, the Company recorded deferred stock compensation of $30,000 and amortized $10,000 as an expense during fiscal year 1997. At June 30, 1997, unvested options totaled 142,306 and unamortized deferred stock compensation related to unvested options totaled $20,000.

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999


  During fiscal year 1998, 133,333 options were granted at an exercise price of $0.13. In connection with these options, the Company recorded deferred stock compensation of $285,000 and amortized $152,000 as an expense during fiscal year 1998. At June 30, 1998, unvested options totaled 142,306 and unamortized deferred stock compensation related to unvested options totaled $153,000.

  During the nine months ended March 31, 1999, 20,333 options were granted at an exercise price of $0.13 and 108,333 options were granted at an exercise price of $0.67. In connection with these options, the Company recorded deferred stock compensation of $1,039,000 and amortized $806,000 as an expense during the nine months ended March 31, 1999. At March 31, 1999, unvested options totaled 38,284 and unamortized deferred stock compensation related to unvested options totaled $386,000.

  Common Shares Reserved for Issuance--At March 31, 1999, the Company had reserved shares of common stock for issuance as follows:

     Conversion of convertible preferred stock.......................  7,399,977
     Issuance under stock option plan................................  2,846,744
     Contingent common stock warrants outstanding....................    269,181
                                                                      ----------
       Total......................................................... 10,515,902
                                                                      ==========

  Stock Option Plan--Under the Company's 1995 Stock Option Plan (the "Plan") 3,966,666 shares are reserved for issuance to employees, consultants and directors. Incentive stock options are granted at fair market value (as determined by the Board of Directors) at the date of grant; nonstatutory options and stock sales may be offered at not less than 85% of fair market value. Generally, options become exercisable over four years and expire ten years after the date of grant.

  A summary of stock option activity under the Plan is as follows:

                                                              Weighted-Average
                                                    Shares     Exercise Price
                                                   ---------  ----------------
   Outstanding, July 1, 1995......................        --          --
   Granted (weighted-average fair value of
    $0.01)........................................   767,329       $0.06
                                                   ---------       -----
   Outstanding, June 30, 1996 (53,333 shares
    exercisable at $0.06).........................   767,329        0.06
   Granted (weighted-average fair value of
    $0.03)........................................   951,156        0.11
   Exercised......................................  (144,918)       0.06
   Canceled.......................................  (149,992)       0.06
                                                   ---------       -----
   Outstanding, June 30, 1997 (249,705 shares
    exercisable at $0.06)......................... 1,423,575        0.09
   Granted (weighted-average fair value of
    $1.26)........................................ 1,005,627        0.30
   Exercised......................................  (190,250)       0.08
   Canceled.......................................    (2,657)       0.30
                                                   ---------       -----
   Outstanding, June 30, 1998 (631,723 shares
    exercisable at $0.13)......................... 2,236,295        0.20
   Granted (weighted-average fair value of
    $3.06)........................................   685,714        2.00
   Exercised......................................  (784,772)       0.23
   Canceled.......................................   (22,498)       0.30
                                                   ---------       -----
   Outstanding, March 31, 1999.................... 2,114,739       $0.76
                                                   =========       =====

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999

  At March 31, 1999, 732,005 shares were available under the Plan for future grant.

  The following table summarizes information concerning options outstanding as of March 31, 1999:

                                Options Outstanding            Options Vested
                       ------------------------------------- ------------------
                                   Weighted Average Weighted           Weighted
                        Number of     Remaining     Average  Vested at Average
        Range of         Options   Contractual Life Exercise March 31, Exercise
     Exercise Prices   Outstanding     (Years)       Price     1999     Price
     ---------------   ----------- ---------------- -------- --------- --------
   $0.06-$0.30........  1,583,295        8.30        $0.23    400,965   $0.18
   $1.50-$3.00........    486,775        9.69         1.76    173,167    1.50
   $9.00..............     44,669        9.97         9.00      2,000    9.00
                        ---------        ----        -----    -------   -----
   $0.06-$9.00........  2,114,739        8.65        $0.76    576,132   $0.61
                        =========        ====        =====    =======   =====

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires the disclosure of pro forma net income or loss had the Company adopted the fair value method since the Company's inception. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of the Black-Scholes option pricing model, even though such model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The Black-Scholes model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

  The weighted-average fair value of the Company's stock-based awards to employees was estimated using the minimum value method and assuming no dividends will be declared and the following additional assumptions:

                                                     Year Ended      Nine Months
                                                      June 30,       Ended March
                                                   ----------------      31,
                                                   1996  1997  1998     1999
                                                   ----  ----  ----  -----------
Estimated life (in years)......................... 3.97  3.67  4.0       4.0
Risk-free interest rate...........................  6.0%  6.0% 5.6%      6.0%

  For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized, using the straight-line method over the options' vesting periods. The Company's pro forma results are as follows:

                                                                    Nine Months
                                           Year Ended June 30,      Ended March
                                          ------------------------      31,
                                           1996    1997     1998       1999
                                          ------  -------  -------  -----------
Net Loss:
  As reported............................  $(909) $(2,281) $(3,111)   $ (501)
  Pro forma..............................   (909)  (2,281)  (3,395)   (1,336)
Basic and diluted net loss per share:
  As reported............................ $(1.55) $ (1.62) $ (1.34)   $(0.15)
  Pro forma..............................  (1.55)   (1.62)   (1.46)    (0.41)

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999


6. Net Loss per Share

  The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands).

                                                            Nine Months Ended
                                   Year Ended June 30,          March 31,
                                  ------------------------  ------------------
                                   1996    1997     1998       1998      1999
                                  ------  -------  -------  ----------- ------
                                                            (Unaudited)
   Net loss (numerator), basic
    and diluted.................  $ (909) $(2,281) $(3,111)   $(2,866)  $ (501)
                                  ------  -------  -------    -------   ------
   Shares (denominator):
     Weighted average common
      shares outstanding........   2,641    2,944    3,095      3,059    3,503
     Weighted average common
      shares outstanding subject
      to repurchase.............  (2,054)  (1,533)    (770)      (867)    (209)
                                  ------  -------  -------    -------   ------
   Shares used in computation,
    basic and diluted...........     587    1,411    2,325      2,192    3,294
                                  ======  =======  =======    =======   ======
   Net loss per share, basic and
    diluted.....................  $(1.55) $ (1.62) $ (1.34)   $ (1.31)  $(0.15)
                                  ======  =======  =======    =======   ======

  For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

                                            Year Ended June  Nine Months Ended
                                                  30,            March 31,
                                           ----------------- -----------------
                                           1996  1997  1998     1998     1999
                                           ----- ----- ----- ----------- -----
                                                             (Unaudited)
   Convertible preferred stock............ 4,667 7,400 7,400    7,400    7,400
   Shares of common stock subject to
    repurchase............................ 1,819 1,048   293      476       90
   Outstanding options....................   767 1,424 2,236    1,826    2,115
   Warrants...............................    --    --    --       --      269
                                           ----- ----- -----    -----    -----
   Total.................................. 7,253 9,872 9,929    9,702    9,874
                                           ===== ===== =====    =====    =====

7. Income Taxes

    The Company's deferred income tax assets are comprised of the following (in thousands):

                                                      June 30,
                                                   ----------------  March 31,
                                                    1997     1998      1999
                                                   -------  -------  ---------
   Net deferred tax assets:
     Net operating loss carryforwards............. $ 1,212  $ 2,897   $   861
     Accruals deductible in different periods.....      (7)    (373)      783
     Research and development and alternative
      minimum tax credit..........................      --      140       508
     Other........................................      --     (173)      (75)
                                                   -------  -------   -------
                                                     1,205    2,491     2,077
   Valuation allowance............................  (1,205)  (2,491)   (2,077)
                                                   -------  -------   -------
   Total.......................................... $    --  $    --   $    --
                                                   =======  =======   =======

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999

  Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and tax credit carryforwards. Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets.

  The Company's effective tax rate differs from the expected benefit at the federal statutory rate as follows:

                                                      June 30
                                                ---------------------  March 31,
                                                1996   1997    1998      1999
                                                -----  -----  -------  ---------
   Federal statutory tax benefit............... $(309) $(776) $(1,057)   $(170)
   State tax benefit...........................   (55)  (139)    (180)     (29)
   Stock compensation expense..................           --      100      542
   Valuation allowance.........................   392    869    1,286     (414)
   Other.......................................   (28)    46     (149)      71
                                                -----  -----  -------    -----
                                                $  --  $  --  $    --    $  --
                                                =====  =====  =======    =====

  Substantially all of the Company's loss operations for all periods presented are generated from domestic operations.

  At March 31, 1999, the Company had net operating loss ("NOL") carryforwards of approximately $2,251,000 for federal and $1,050,000 for state income tax purposes. The federal NOL carryforwards expire through 2011 and the state NOL carryforwards expire through 2003. In addition, at March 31, 1999, the Company had $249,000 of research and development tax credit carryforwards for federal and $172,000 for state income tax purposes and $87,000 of alternative minimum tax carryforwards. The extent to which the loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987. Additionally, loss carryforwards generated in fiscal 1997 may expire within six years, as the Company elected to change their tax fiscal year end to June 30.

8. Commitments and Contingencies

  Operating Leases--The Company leases its facility under a noncancelable operating lease which expires in July 2003, and certain equipment under an operating lease. Under the terms of the facility lease, the Company is responsible for its proportionate share of maintenance, property tax and insurance expenses. The agreement provides an option to extend the lease for two years and a second option to extend for an additional 28 months. Future minimum annual lease commitments are as follows: remainder of fiscal 1999, $186,000; fiscal 2000, $781,000; fiscal 2001, $707,000; fiscal 2002, $730,000;
fiscal 2003, $759,000; fiscal 2004, $63,000.

  Facilities rent expense was approximately $48,000, $79,000, $224,000 and $671,000 for fiscal years 1996, 1997 and 1998 and the nine months ended March 31, 1999, respectively.

  Royalty Agreement--In August 1996, the Company entered into a Software License and Distribution Agreement which provides the Company a non-exclusive worldwide license to certain third-party technology. The Company is required to pay specified royalties based on a percentage of revenue from products incorporating the technology. Total royalty expense under the Agreement for fiscal year 1998 and the nine months ended March 31, 1999 was $103,000 and $191,000, respectively. No royalties were payable in fiscal 1997.

  Legal Matters--The Company is involved in or may be subject to various other claims and legal actions, but Management does not expect that the outcome of these other claims and actions will have a material effect on the Company's financial condition.

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999


9. Employee Benefit Plan

  The Company sponsors a 401(k) Savings and Retirement Plan (the Plan) for all eligible employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 15% of their annual compensation, but not to exceed a maximum contribution amount pursuant to
Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

10. Major Customers

  Five customers accounted for 33%, 28%, 15%, 14% and 10% of accounts receivable at June 30, 1997. One customer accounted for 10% of accounts receivable at June 30, 1998. No single customer accounted for 10% of accounts receivable at March 31, 1999. Two customers accounted for 45% and 12% of total revenue in fiscal 1997. No single customer accounted for greater than 10% of total revenue in fiscal 1998 or for the nine months ended March 31, 1999.

11. Segment and Geographic Information

  As discussed in Note 1, the Company follows the requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. As defined in SFAS No. 131, the Company operates in one reportable segment: the design, development, marketing, support and sales of performance and availability management software for the Microsoft Windows NT environment. No individual foreign country accounted for greater than 10% of total revenue or long-lived assets in any of the periods presented. The following table summarizes total net revenue and long-lived assets attributed to significant countries (in thousands).

                                                    Year Ended June
                                                          30,        Nine Months
                                                    ---------------- Ended March
                                                    1996 1997  1998   31, 1999
                                                    ---- ---- ------ -----------
   Total net revenue:
     United States................................. $ -- $388 $6,342   $11,775
     Foreign.......................................   --   --    728     3,334
                                                    ---- ---- ------   -------
       Total net revenue*.......................... $ -- $388 $7,070   $15,109
                                                    ==== ==== ======   =======
   Long-lived assets:
     United States................................. $126 $294 $  528   $ 1,000
     Foreign.......................................   --   --     97       136
                                                    ---- ---- ------   -------
       Total long-lived assets..................... $126 $294 $  625   $ 1,136
                                                    ==== ==== ======   =======

--------
* Net revenue are attributed to countries based on location of customer invoiced.

12. Related Party Transaction

  During fiscal years 1996, 1997 and 1998 and the nine months ended March 31, 1999, a member of the Company's board of directors earned $55,000, $60,000, $60,000 and $45,000, respectively, in consulting fees.

                               NetIQ CORPORATION

  Years Ended June 30, 1996, 1997 and 1998 and the Nine Months Ended March 31,
                                      1999


13. Subsequent Events

  On May 19, 1999, the Board of Directors approved, subject to stockholder approval, the following:

 . adoption of the employee stock purchase plan. Under the purchase plan, eligible employees are allowed to have salary withholdings of up to 15% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of defined purchase periods. The initial purchase period commences upon the effective date for the initial public offering of NetIQ's common stock. NetIQ has initially reserved 500,000 shares of common stock under this plan, plus an annual increase to be added on the first day of NetIQ's fiscal year beginning July 1, 2000 equal to the lesser of (i) 666,666 shares, (ii) 2% of the shares of common stock outstanding on the last day of the preceding fiscal year or (iii) an amount determined by the board of directors.

 . amendment of the stock option plan. The number of shares of NetIQ common stock available for issuance under the stock option plan was increased by 1,366,666 shares from 3,966,666 to 5,333,332 shares, plus an annual increase, effective on the first day of each fiscal year, beginning July 1, 2000, equal to the lesser of (i) 4% of the shares of common stock outstanding on the last day of the preceding fiscal year, (ii) 1,333,333 shares or (iii) an amount determined by NetIQ's board of directors. Additionally, the stock option plan includes an automatic nondiscretionary grant mechanism that provides that options will be granted to non-employee directors who on the date of grant do not beneficially own 1% or more of the total voting power of NetIQ's voting securities. The stock option plan specifically provides for an initial automatic grant of an option to purchase 8,333 shares of common stock to a non-employee director who first becomes a director after NetIQ's initial public offering. Each non-employee director who has served on the board for at least six months will subsequently be granted an option to purchase 8,333 shares of common stock on the date of the annual meeting of stockholders. However, if the first annual meeting following NetIQ's initial public offering falls within six months of the effective date of the initial public offering no grants will be made until the following annual meeting. Each option granted to an outside director under this program will have a term of five years and the shares subject to these options will be fully vested on the date of grant. The exercise price of these options will be 100% of the fair market value per share of common stock on the date of grant.

 . reincorporation of NetIQ in the State of Delaware and the associated exchange of one share of common stock or preferred stock of NetIQ for every share of common stock or preferred stock, as the case may be, of NetIQ's California predecessor. Such reincorporation and exchange of shares became effective on July 22, 1999, and

 . an increase of authorized shares of common stock to 100,000,000 shares and creation of newly undesignated preferred stock totaling 5,000,000 shares, contingent upon the reincorporation of the Company in Delaware and the closing of the initial public offering contemplated by NetIQ.

  On June 16, 1999 Compuware executed an agreement to exercise its warrant to purchase 280,025 shares of common stock upon the effectiveness of this registration statement. The value of such warrants, approximating $336,000 based on an assumed initial public offering price of $12.00 per share, will be charged to operating results in the quarter ended June 30, 1999.

  On June 28, 1999, the board of directors approved, subject to stockholder approval, a two-for-three reverse split of the outstanding shares of common and preferred stock. Such reverse stock split became effective on July 27, 1999.

  All share and per share amounts in these consolidated financial statements have been adjusted to give effect to the reincorporation and the two-for-three reverse stock split.

          [Descriptive text accompanying NetIQ logo]

NetIQ is a leading provider of applications management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and critical business applications including Internet-based applications. The NetIQ AppManager Suite enables organizations to centrally manage the performance of their highly complex Windows NT environments, helps ensure availability through automated monitoring, correction and reporting features and helps lower the total cost of ownership.

                           [NetIQ LOGO APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by NetIQ in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC registration fee.............................................. $  12,778
   NASD filing fee...................................................     5,100
   Nasdaq National Market listing fee................................    95,000
   Printing and engraving costs......................................   200,000
   Legal fees and expenses...........................................   400,000
   Accounting fees and expenses......................................   400,000
   Blue Sky fees and expenses........................................     5,000
   Transfer Agent and Registrar fees.................................    10,000
   Miscellaneous expenses............................................     7,122
                                                                      ---------
     Total........................................................... 1,135,000
                                                                      =========

ITEM 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article X of our Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of NetIQ if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of NetIQ, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

  We have entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in our Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. Recent Sales of Unregistered Securities

  Since incorporation in June 1995, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with NetIQ, to information about NetIQ.

  1. In July 1995, NetIQ issued and sold 2,766,665 shares of common stock to founders and directors at a purchase price per share of $.00075. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701.

  2. In December 1995 and April 1996, NetIQ issued and sold a total of 116,000 shares of common stock to an employee and to a director at a purchase price of $0.06. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2).

  3. Pursuant to NetIQ's 1995 Stock Option Plan, from inception to March 31, 1999, we issued and sold an aggregate of 1,119,995 shares of common stock to certain of its employees, officers, directors and consultants. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701.

  4. On September 14, 1995, we issued and sold 4,666,656 shares of Series A Preferred Stock to a total of 28 investors for an aggregate purchase price of $2,800,000. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D.

  5. On May 14, 1997 we issued and sold 2,733,321 shares of Series B Preferred Stock to a total of 32 investors for an aggregate purchase price of $8,200,000. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D.

  6. On March 10, 1999, we issued to one party a warrant to purchase that number of shares of Common Stock equal to 2% of the outstanding voting stock of the company on a fully diluted basis as of the date of exercise at an exercise price of 90% of the price to public in an initial public offering undertaken by us. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2).

  7. On May 28, 1999, we issued and sold to one party 26,666 shares of common stock in connection with a software development agreement. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2).

ITEM 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Number                                Exhibit Title
 ------                                -------------
  1.1   (a) Form of Underwriting Agreement
  3.1A  (a) Certificate of Incorporation of NetIQ currently in effect
  3.1B  (a) Form of Restated Certificate of Incorporation of NetIQ to be in
            effect after the closing of the offering made under this
            Registration Statement
  3.2   (a) Bylaws of NetIQ currently in effect
  4.1   (a) Specimen Common Stock Certificate
  4.2   (a) Registration Rights Agreement, dated May 14, 1997, by and among
            NetIQ and certain NetIQ stockholders identified therein
  5.1   (a) Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation
 10.1   (a) Form of Indemnification Agreement between NetIQ and each of its directors and executive officers
 10.2   (a) Form of Change of Control Severance Agreements between NetIQ and each of its executive officers
 10.3A  (a) Amended and Restated 1995 Stock Plan
 10.3B  (a) Form of Stock Option Agreement under the Amended and Restated 1995
            Stock Plan
 10.3C  (a) Form of Director Option Agreement under 1995 the Amended and
            Restated Stock Plan
 10.4A  (a) 1999 Employee Stock Purchase Plan
 10.4B  (a) Form of Subscription Agreement under the 1999 Employee Stock
            Purchase Plan

 Number                                Exhibit Title
 ------                                -------------
 10.5A+ (a) BasicScript License Agreement, dated August 27, 1996, between NetIQ and Henneberry Hill Technologies Corporation doing business as
            Summit Software Company
 10.5B  (a) Amendment, dated May 21, 1999, to the BasicScript License Agreement between NetIQ and Henneberry Hill Technologies Corporation doing business as Summit Software Company

 10.6+  (b) Software Distribution Agreement, dated June 23, 1998, between NetIQ and Tech Data Product Management, Inc.
 10.7   (a) Agreement of Sublease, dated July 31, 1998, between NetIQ and AMP
            Incorporated
 10.8   (a) Confidential Settlement Agreement, dated March 10, 1999, by and between Compuware Corporation, NetIQ Corporation and the individuals named therein
 21.1   (a) List of subsidiaries
 23.1   (b) Independent Auditors' Consent
 23.3   (a) Form of Consent of Counsel (included in Exhibit 5.1)
 24.1   (a) Power of Attorney
 27.1   (a) Financial Data Schedule

---------------------
 +  Confidential treatment requested for portions of these agreements.
(a) Previously filed.
(b) Filed herewith.

  (b) Financial Statement Schedules

  (1) Schedule II - Valuation and Qualifying Accounts.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. Undertakings

  The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, NetIQ Corporation has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 29th day of July, 1999.


                                      NETIQ CORPORATION

                                                    Ching-Fa Hwang*
                                      By: _____________________________________
                                                    Ching-Fa Hwang
                                         President and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                 Name                            Title                   Date
                 ----                            -----                   ----

           Ching-Fa Hwang*             President, Chief Executive    July 29, 1999
______________________________________  Officer and Director
           (Ching-Fa Hwang)             (Principal Executive
                                        Officer)

          /s/ James A. Barth           Vice President, Finance       July 29, 1999
______________________________________  and Chief Financial
           (James A. Barth)             Officer (Principal
                                        Financial and Accounting
                                        Officer)

            Kuo-Wei Chang*             Director                      July 29, 1999
______________________________________
           (Kuo-Wei Chang)

             Her-Daw Che*              Vice President,               July 29, 1999
______________________________________  Engineering and Director
            (Her-Daw Che)

             Louis Cole*               Director                      July 29, 1999
______________________________________
             (Louis Cole)

           Alan W. Kaufman*            Director                      July 29, 1999
______________________________________
          (Alan W. Kaufman)

            Ying-Hon Wong*             Director                      July 29, 1999
______________________________________
           (Ying-Hon Wong)

          /s/ James A. Barth
*By: _________________________________
           (James A. Barth)
           Attorney-in-Fact

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of NetIQ Corporation:

  We have audited the consolidated financial statements of NetIQ Corporation (the Company) for the years ended June 30, 1996, 1997, 1998, and the nine months ended March 31, 1999, and have issued our report thereon dated May 19, 1999 (July 27, 1999 as to Note 13)(included elsewhere in this registration statement). Our audits also included the financial statement schedule of the Company, listed in Item 16(b). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

San Jose, California
May 19, 1999

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                        Balance  Charged                 Balance
                                          at     to cost                 at end
                                       Beginning   and    Deductions/end   of
                                       of Period expenses   of period    period
                                       --------- -------- -------------- -------
Year ended June 30, 1996
  Allowance for doubtful accounts.....   $ --     $  --        $--        $ --
  Allowance for sales returns.........   $ --     $  --        $--        $ --
                                         ====     =====        ===        ====
Year ended June 30, 1997
  Allowance for doubtful accounts.....   $ --     $  --        $--        $ --
  Allowance for sales returns.........   $ --     $  --        $--        $ --
                                         ====     =====        ===        ====
Year ended June 30, 1998
  Allowance for doubtful accounts.....   $ --     $ 307        $--        $307
  Allowance for sales returns.........   $ --     $  50        $--        $ 50
                                         ====     =====        ===        ====
Nine months ended March 31, 1999
  Allowance for doubtful accounts.....   $307     $ 198        $--        $505
  Allowance for sales returns.........   $ 50     $ 115        $--        $165
                                         ====     =====        ===        ====

                                 EXHIBIT INDEX

 Number                                Exhibit Title
 ------                                -------------
  1.1   (a) Form of Underwriting Agreement
  3.1A  (a) Certificate of Incorporation of NetIQ currently in effect
  3.1B  (a) Form of Restated Certificate of Incorporation of NetIQ to be in
            effect after the closing of the offering made under this
            Registration Statement
  3.2   (a) Bylaws of NetIQ currently in effect
  4.1   (a) Specimen Common Stock Certificate
  4.2   (a) Registration Rights Agreement, dated May 14, 1997, by and among
            NetIQ and certain NetIQ stockholders identified therein
  5.1   (a) Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation
 10.1   (a) Form of Indemnification Agreement between NetIQ and each of its directors and executive officers
 10.2   (a) Form of Change of Control Severance Agreements between NetIQ and each of its executive officers
 10.3A  (a) Amended and Restated 1995 Stock Plan
 10.3B  (a) Form of Stock Option Agreement under the Amended and Restated 1995
            Stock Plan
 10.3C  (a) Form of Director Option Agreement under 1995 the Amended and
            Restated Stock Plan
 10.4A  (a) 1999 Employee Stock Purchase Plan
 10.4B  (a) Form of Subscription Agreement under the 1999 Employee Stock
            Purchase Plan
 10.5A+ (a) BasicScript License Agreement, dated August 27, 1996, between NetIQ and Henneberry Hill Technologies Corporation doing business as
            Summit Software Company
 10.5B  (a) Amendment, dated May 21, 1999, to the BasicScript License Agreement between NetIQ and Henneberry Hill Technologies Corporation doing business as Summit Software Company
 10.6+  (b) Software Distribution Agreement, dated June 23, 1998, between NetIQ and Tech Data Product Management, Inc.
 10.7   (a) Agreement of Sublease, dated July 31, 1998, between NetIQ and AMP
            Incorporated
 10.8   (a) Confidential Settlement Agreement, dated March 10, 1999, by and between Compuware Corporation, NetIQ Corporation and the
            individuals named therein
 21.1   (a) List of subsidiaries
 23.1   (b) Independent Auditors' Consent
 23.3   (a) Form of Consent of Counsel (included in Exhibit 5.1)
 24.1   (a) Power of Attorney
 27.1   (a) Financial Data Schedule

---------------------
 +  Confidential treatment requested for portions of these agreements.
(a) Previously filed.
(b) Filed herewith.